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towards a global brand





vtech

VTech Holdings Ltd
Annual Report 2002

Contents

towards a global brand | We are preparing to move up the value chain from being an efficient supplier of products to a company actively creating demand for those products. In the process, we aim in coming years to generate more substantial rewards for our shareholders than would otherwise have been possible.

Corporate Profile

VTech is one of the world's leading consumer-focused technology companies which designs, manufactures, markets and sells telecommunication and electronic learning products through an extensive international distribution network. With its excellence in technology manufacturing, the Group also provides highly sought-after contract manufacturing services. In addition to the well-known VTech brand, the Group has the rights to use the AT&T brand on certain telecommunication products.

Founded in 1976, VTech's sales reached US$959.8 million in the financial year 2002. The Group's high frequency cordless phones enjoy dominant market share in the United States while VTech brand electronic learning products are a prominent label in both the US and European markets. With a corporate culture rooted in "Innovation & Technology", the Group invested US$33.0 million in R&D in the financial year 2002, and launched more than 80 innovative and high quality products. Its customer-centric approach has cemented close relationships with leading retailers and built brand loyalty among consumers of all ages.

With headquarters in the Hong Kong Special Administrative Region and state-of-the-art manufacturing facilities in mainland China, VTech currently has presence in 10 countries and approximately 17,500 employees, including over 740 R&D professionals in R&D centers in the United States, Canada, Hong Kong SAR and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world.

Shares of VTech Holdings Limited are listed on both the Hong Kong SAR and London stock exchanges (SEHK: 303; London SE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).

Financial Highlights

All figures are in US$ million except those stated otherwise.

	Year ended 31st March 2002	2001
Consolidated turnover	**959.8**	**1,334.9**
Percentage change on the preceding year	-28.1%	27.6%
Profit/(loss) before tax	**13.9**	**(213.1)**
As a percentage of total consolidated turnover	1.4%	-16.0%
As a percentage of average net assets	16.4%	-112.7%
Profit/(loss) attributable to shareholders	**11.2**	**(215.0)**
As a percentage of average shareholders' funds	13.2%	-114.2%
Basic earnings/(loss) per share (in US cents)	**5.0¢**	**(96.7¢)**
Dividends per share (in US cents)	**Nil**	**Nil**
Addition to/(reduction from) revenue reserve	**14.0**	**(241.1)**
Shareholders' funds	**89.4**	**80.0**
Net assets per share (in US cents)	39.6¢	35.5¢
Stocks	**94.4**	**187.5**
Average stocks as a percentage of consolidated turnover	14.7%	16.6%
Debtors	**128.9**	**195.3**
Average debtors as a percentage of consolidated turnover	16.9%	14.4%
Total debts	**95.8**	**249.6**
As a percentage of shareholders' funds	107.2%	312.0%
Number of employees		
Manufacturing	12,739	17,493
Non-manufacturing	1,512	2,134
Total employees at the end of the year	14,251	19,627
Average for the year	16,104	25,622

Turnover



US$M
1500
1200
900
600
300
0
841.7
960.6
1,045.9
1,334.9
959.8
98
99
00
01
02

Profit/(loss) attributable to shareholders



US$M
100
50
0
(50)
(100)
(150)
(200)
(250)
69.6
82.3
44.8
(215.0)
11.2
98
99
00
01
02

R&D expenditure


US$M
80
70
60
50
40
30
20
10
0
30.1
40.3
42.7
66.6
33.0
98
99
00
01
02

EBITDA/turnover EBIT/turnover


%
15
12
9
6
3
0
-3
-6
-9
-12
-15
-18
12.5
12.5
7.8
9.4
9.0
4.4
-11.7
-15.0
5.9
2.3
98
99
00
01
02

Turnover by product line (US$M)


670.0 Telecommunication products
193.7 Electronic learning products
92.8 Contract manufacturing services
3.3 Other businesses

Turnover by region (US$M)


747.0 USA
148.5 Europe
37.9 Asia Pacific
26.4 Others

Telecommunication products turnover (US$M)


614.7 USA
20.9 Europe
18.2 Asia Pacific
16.2 Others

Electronic learning products turnover (US$M)


84.4 USA
95.1 Europe
5.9 Asia Pacific
8.3 Others

dear shareholders


Allan WONG
Chairman

At our interim results announcement, I was able to report that after the major challenges of the 2001 financial year, VTech had been able, through an aggressive restructuring, to return to a small but significant profit. I am pleased to say that the momentum has carried through, as our focus on rebuilding the bottom line and putting our finances on a much firmer footing saw further improvement to the income statement as well as the balance sheet.

This should allow VTech to now move forward with a strategy that combines proven excellence in product development and cost-effective manufacturing with a new customer-centric approach that stresses the integral importance to our operations in supply chain management, market research, customer service, branding and marketing.

Back in Profit

In line with our strategy to focus on profitability, Group turnover declined 28.1% to US$959.8 million. This reflects a 18.7% reduction in sales of our telecommunication products, as we shifted our focus to the higher margin models. It also results from a decline in sales of electronic learning products (ELPs), which faced strong competition from other producers and where we have been undertaking a comprehensive redesign of our product range.

Partly as a result of the shift in orientation, profits nonetheless rebounded. From a loss of US$215.0 million in our 2001 financial year, VTech reported net earnings of US$11.2 million for 2002. This is the result not only of our success in increasing the proportion of higher margin products in our sales, but of reducing our operating costs (excluding restructuring and impairment charges), which are now 38.7% lower than they were in our 2001 financial year. Substantially lower levels of provisions and write-downs also contributed to the improvement, as the restructuring entered its final phase. Finally, a new approach to managing the inventory cut working capital requirements, boosting cash flow.

Significant Improvement in Financial Position

The difficulties we faced in the 2001 financial year saw a deterioration of the balance sheet which is now behind us, as strong cash flows have enabled us to reduce debt dramatically to a comfortable level.

Net operating cash in-flow for the year was US$146.8 million. Total interest bearing liabilities as at 31st March 2002 stood at US$95.8 million, down by 61.6% as compared to 2001, while net debt was US$32.5 million down by 83.2%. This gives VTech a total debt to shareholders' funds of 107.2% and an interest coverage of 2.6 times.

One of the main contributors to this dramatic improvement to our financial position is the large reduction in stocks and debtors, which fell from US$382.8 million at the end of the last financial year to US$223.3 million at the end of this year. This freeing of cash-flow was the result of much hard work on the part of our telecommunication products business in particular, as it permanently reduced inventory held in our supply chain through tighter management.

Leaner and Smarter Operations

In the financial year 2002, telecommunication products remained as VTech's major source of revenue, accounting for 69.8% of the Group turnover at US$670.0 million. In order to drive bottom line growth, we cut production of loss-making models and focused on higher margin products. VTech's share of the US fixed-line telephone market remained dominant. In January 2002, we announced the launch of the industry's first 5.8GHz cordless phone model, a technological breakthrough that reaffirms our lead in R&D. This new platform would allow us to build on the success of the 2.4GHz model.

To improve profitability further, the telecommunication products business conducted a radical overhaul in the way it handles inventory, subjecting the entire supply chain to intense – indeed daily – scrutiny. This resulted in a major reduction in inventory held to the equivalent of around two month's sales, as a result of better demand forecasting. As importantly, it has improved relations with the retailers who carry our products through raising reliability of supply.

Moving further in the direction of our customers, we conducted considerable research among the retailers who purchase our products, in an effort to understand their requirements better. This has led us to reorganize our sales and marketing operations in the United States according to a new customer-centric model, with specific teams now closely serving the needs of the 20 leading customers who account for the vast majority of our sales. We are now co-operating with these business partners on sharing point-of-sale data, supply chain management, in-store arrangements and promotional programs. This will benefit sales, costs and product development.

Electronic learning products faced a tougher challenge, with turnover down 33.5% over 2001 to US$193.7 million. Although the ELP market continues to grow, as a complement to the personal computer market, VTech has recently faced strong competition in the United States. To counter this pressure, we have made a major commitment to returning to our roots in this market, in which we are the pioneers. Extensive market research we commissioned from the Omnicom Group showed that VTech retained tremendous brand equity in the 6–11 years old category that was severely underutilized. While we remain the world's leader, we had for some years failed to respond to changes in the market. We currently began to re-focus our business back towards this higher margin category, around our original concept of combining education with entertainment. The result has been the exceptionally rapid development, based on sound consumer research, of a new range of products targeting precisely this area, across the spectrum from education to entertainment. We achieved this while at the same time making substantial cost reduction through a streamlining of operations, reducing inventories and reigning in accounts receivables.

In a year when the contract manufacturing industry was severely shaken by a precipitous fall in demand, VTech's contract manufacturing services (CMS) performed extremely well, maintaining profitability on turnover which fell by 27.0% to US$92.8 million. This solid performance testifies to the high regard in which we are held by some of the world's leading brand names and the deep, co-operative relationships we have built with our customers. It also reflects the success of the New Product Introduction program that we put in place during the year, which



management team from left to right
Albert LEE Group Deputy Chairman VTech Holdings Ltd
James C. KRALIK Chief Executive Officer VTech Telecommunications Ltd
Dennis W. PERRY Chief Executive Officer VTech Electronics Ltd
Andy LEUNG Chief Executive Officer VTech Communications Ltd

through close involvement with customers at early design stages shortens the development cycle and reduces outturn cost.

Strengthened Management Team

Changes in personnel, management and the Board have been a significant feature of the developments that have taken place at VTech and that are laying the foundations for a new company. I wish to extend my heartfelt thanks to everyone at the Group for their co-operation during this period.

During the financial year 2002, we reduced total headcount by about 27.4%, making us a much leaner organization with a higher level of efficiency. As importantly, we have added highly experienced talent to senior management. In June 2002, I announced the appointment of Mr. Paddy LAW as the CEO of the Group. Mr. LAW has been with VTech for over 11 years and has been the CFO and COO of the Group. He has been a key person in the restructuring process from which VTech is now emerging, and as CEO, will continue to drive bottom line growth through profit improvement programs and improving supply chain management. In turn, I as Chairman can devote more time to product development and our strategy for China, which are the Group's future growth drivers.

New CEOs of both the telecommunication products and ELP businesses, with particular expertise in marketing and customer relationship management gained in the United States, are spearheading a comprehensive review of the way VTech approaches its business.

In November 2001, I appointed Mr. Albert LEE as the Deputy Chairman, a newly created position. Mr. LEE has assisted me in driving the strategy for product development and China market.

At the same time, I announced the appointment of four new directors to the Board: Dr. Raymond CH'IEN, Executive Chairman of chinadotcom corporation as well as Chairman of its subsidiary, hongkong.com corporation; Dr. William FUNG, Group Managing Director of Li & Fung Ltd; Mr. Michael TIEN, Chairman of the G2000 Group and Chairman of Kowloon-Canton Railway Corporation; and Mr. Patrick WANG, Chairman and Chief Executive of the Johnson Electric Group. They were brought in to increase the number of independent non-executive directors and give a fresh perspective on our operations and markets. They cover areas of particular relevance to VTech, including technology, marketing, manufacturing, sourcing, logistics and distribution. Six existing directors stepped down, having given much to the Group and continue to serve in key management roles.

Improved Prospects

In a fundamental sense, VTech is back on track, with a healthier balance sheet and a return to profitability.

The restructuring provisions we have taken this year should be the last we will need to make in respect of our restructuring in the wake of the Lucent acquisition. In June 2002, VTech reached a mutually satisfactory settlement with Lucent Technologies Inc. ("Lucent") relating to a dispute arising from the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount to be fully settled in cash by 3rd July 2002.

Demand for our core business areas remains positive and will be met in our 2003 financial year by a new range of AT&T branded premium phones and a completely redesigned range of ELPs. Their immediate appeal and positive research from market testing have gained an exceptional level of acceptance among customers. We have also increased the capacity of our CMS facilities in response to the growing demand from our customers. Although component prices may rise as demand in the technology sector picks up, we continue to redesign products and processes to reduce dependence on more expensive components, as well as to cement relationships with key suppliers.

We see opportunities to grow in a number of markets. Acceptance of our products in Europe is high, yet the penetration of our cordless phones is very low when compared to the United States. We are now seeing steady growth in original design manufacturing (ODM) business. Mainland China is a region of long-term potential where the cordless phone market is largely in its infancy. I have established a management team to examine the best way to approach these markets and we are exploring partnerships that would provide us with powerful distribution channels.

In this regard, VTech was able in February 2002 to agree to amended terms for its brand license agreement with AT&T. The revised agreement adds Europe and Greater China to the regions where we can use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories for the term of the license. The new agreement also enables VTech, after the initial ten years term, to potentially extend the license for two additional five year renewal terms provided that certain financial and business performance criteria are achieved. This would greatly increase our ability in the future to capture premium segments of the more than 1.5 billion consumers in the strong markets these new regions comprise.

The agreement represents an important addition to our branding capability, which was embodied this year by the dynamic new corporate identity that pervades this annual report and which forms the basis of new packaging that will begin supporting sales this calendar year. For ELPs, we have committed to increase spending on marketing to target consumers, and will launch an aggressive marketing campaign, designed by the WPP Group.

The use of brand to drive sales, customer loyalty and margins is part of a much more radical reorientation of VTech that is now underway. We have built economies of scale in R&D and manufacturing. We have also, in the past two years, squeezed costs out of our operation to the point where we are highly competitive from an overhead perspective.

Our strategy now is to leverage these strengths through not just a better marketing capability, but by changing our approach to focus on the customer and extract value from the factory, through the supply chain to the point-of-sale and service.

We will continue to hone down costs, by automating and systematizing the improvements we have made to the management of our supply chain. We are further looking at the supply chain to see where value can be aggregated to VTech.

Through the use of market research, data-sharing and other techniques, we are gaining a close and timely understanding of end-user preferences that will make our product design more market responsive. We intend to build on our improved sales team structure by the creation of a customer relationship management system that enables me and our senior executives to keep informed of key sources of product demand. We are now examining our operations to determine the best approach.

VTech is evolving into a new company. As a number of Asian firms before us, we are preparing to move up the value chain from being an efficient supplier of products to a company actively creating demand for those products. In the process, we aim in coming years to generate more substantial rewards for our shareholders than would otherwise have been possible.

Allan WONG Chi Yun
Chairman

Hong Kong, 26th June 2002

Message from the CEO



Paddy LAW
Group Chief Executive Officer
VTech Holdings Ltd

I would like to express my sincere thanks to all who have contributed in bringing VTech to where we are today. Our dedication to emerge from our restructuring to become a stronger, more dynamic and customer-focused Group has been a great success.

The Group's future direction will focus on several fundamental commitments. We will create an accountability system that will recognize and reward our best and brightest staff for outstanding performance. We will also overhaul our IT systems to ensure quick and transparent communications of business data to streamline our supply chain processes and achieve greater customer satisfaction. Finally, we will continue to implement a series of profitability improvement programs to maximize our shareholders' value.

By making these commitments top priorities, we will lay the foundation for making VTech one of the world's truly great companies in the years to come.

Paddy LAW Wai Leung
Group Chief Executive Officer

Hong Kong, 26th June 2002


telecommunication products
new technology
"Wow... VTech's new 5.8GHz phone is a real cool product that sure exceeds my expectation."
Smith Porter
IT professional

the industry's first 5.8GHz cordless phone


vtech
vtech
vtech

The history of telecommunication products is a history of the new replacing the old. VTech's continuing ability to remain at the forefront of this evolution was demonstrated by the announcement of the launch of the world's first 5.8GHz cordless phone at CES in January 2002.

Combining R&D excellence with extensive market research, VTech's 5.8GHz model offers a range of audio and functional enhancements using pioneering technologies. These range from unique automatic audio enhancement to two-phones-in-one functionality. This product introduction seizes the window of opportunity with a product boasting new technology and very desirable consumer features.

The 5.8GHz project was the first project to leverage our Dual Brand Strategy, focusing on the Brand Values: *VTech: Vibrancy, Innovative and Competitive*; and *AT&T: Pleasure in Use, Classical Styling and Perceived Quality*. These brand values, coupled with customer segmentation research, guided the development and implementation of product features and industrial design.

The result is a product line differentiated clearly by look and feel – and key features – to meet the specific needs of targeted customer segments. Indeed, many retailers say the two brand designs look like creations from two different companies. All in all, retailers have applauded VTech's pioneering efforts and entry into a new category.

bringing cutting edge technology to consumers



understanding consumers | product development | heart of the technology | prototype development

"It was a year of tremendous change at VTech Telecommunications as we fully integrated the VTech and former Lucent operations and our dedicated team made dramatic and sustainable improvements to our entire supply chain process. These developments enabled us to improve significantly our balance sheet and return to profitability. During the course of the year, we also completed the first stage of our transition from an engineering driven company to one with much greater customer focus in all aspects of our business operations."

James C. KRALIK
Chief Executive Officer, VTech Telecommunications Ltd

Market Overview

While the global telecommunication products market has suffered in the past two years, the fixed line market has tended to follow its longer-term trends. In the most mature market, the United States, the shift from corded to cordless products has continued. The US cordless market reached 47 million units[*] in 2001, with newer generation 2.4GHz models accounting for approximately 18%[*] of the total. The market is driven partly by a switch from corded to cordless and partly by technology, as cordless users adopt newer models offering improved audio quality, range and enhanced features.

In the developing world, the fixed line market continues to expand rapidly as more lines are installed, particularly in mainland China. In 2001, mainland China added 36 million lines, a 25% increase over the previous year. Despite this, mainland China has a fixed-line penetration rate of less than 25%, showing that considerable room still exists for growth[†]. Within this overall market, the cordless market is relatively undeveloped, representing approximately 10% of unit sales[‡].

Performance Review

Unit volumes and turnover fell markedly during the year, as VTech Telecommunications implemented its plan to cut production of loss-making models and focus on higher margin products. Although turnover decreased 18.7% to US$670.0 million, our profits rebounded sharply from a substantial loss in the 2001 financial year to a significant operating profit in 2002.

The return to profitability also reflects the successful integration of the former Lucent and VTech operations during the second half of the year, resulting in substantially lower write-offs and the emergence of the benefits of the combined operations. During the course of the year our sales support, accounting, and information technology functions were consolidated in our Beaverton, Oregon office while our distribution and returns processing were consolidated in San Antonio, Texas. At the same time, we completed the full and final integration of our US call centers into one unit in St. Louis, Missouri.

The profit rebound is further the result of our efforts to improve our management of the entire supply chain process. During the year, we instituted daily monitoring from forecasting through ordering, production and shipping. The success of this arduous operation reduced average inventory,

[*] Source: AAT/NPD, Market Intelligence
[†] Source: Ministry of Information Industry, China
[‡] Source: www.ccidnet.com


"Seal of Approval – Best Overall" award by Good Housekeeping magazine

US Cordless Market Value


US$m
900MHz
2.4+5.8GHz
2500
2000
1500
1000
500
0
1700
810
1630
1010
2180
470
2001
2002
2003

Source:
AAT/NPD,
Market Intelligence

including units in transit, to the equivalent of two months' sales, and enabled us to avoid significant close out sales of excess inventory.

More strategically, we completed the first stage in our transition from an engineering driven company to one with much greater customer focus. We conducted market research among consumer groups to gain a better understanding of their product desires and establish the perceived brand attributes for VTech and AT&T telephony products. Our two brands, VTech and AT&T, are complementary and focus on different end-user groups at different price points. VTech products are perceived and marketed largely as innovative, vibrant and a good value that appeal to younger and more technology-oriented users, while AT&T products are aimed at those seeking classical design, pleasure in use and recognized quality.

We have incorporated these findings into our ongoing product design, sales and marketing programs. In January 2002, we were the first manufacturer to announce the development and launch of the new 5.8GHz cordless phone platform. This significant breakthrough confirms VTech as the technology leader in cordless telephony and will reap revenue and other benefits in the coming financial year.

Outlook

We remain cautiously optimistic about prospects for the telecommunication products business in the 2003 financial year. Current stability in our sales should continue, although they could be undermined if US consumers were to tighten spending significantly. We also expect competitive price pressure on 900MHz models and potentially rising component prices. VTech will meet these challenges through increased new product development efforts and sales of higher margin products.

We further expect to make continued progress in establishing ourselves as a customer driven organization. During the first month of the year, the AT&T and VTech sales teams were integrated and client account teams reorganized to enable them to focus more effectively on the needs of our key accounts. Recognizing that our 20 leading customers represent almost 90% of sales, we created specific teams to manage each key account, ensuring a much higher level of customer service. We intend to reorganize our logistics to align the execution of orders with that of our customers' needs. This will cut costs, improve reliability and help cement retailer relationships. Additionally, we will share more market information and co-operate more closely on the full range of sales issues including pricing, product display, package design and promotional events in order to forge even closer relationships with our key retail customers.

Looking beyond the United States, we see opportunities to expand elsewhere. In the immediate future, we are targeting increased sales in Europe on an ODM basis. In the longer term, VTech is carefully evaluating opportunities presented by mainland China. VTech, with its manufacturing base long established in mainland China, has great potential in this admittedly complex market. A new team headed by the Group Chairman has been established to examine the most appropriate way to develop China business.

electronic learning products

new ideas


VTech
Workshop

"My daughter loves all the VTech toys we bought for her. We have had hours of fun playing together."

Carman Bradbury
Teacher

voyager
a new adventure in learning

VTech's Voyager Adventure System was designed to immerse children in exciting adventures – any place, any time, and never the same adventure twice.



VTech developed the Voyager Adventure System knowing that children today need big, colorful interactive experiences that are both entertaining and developmental. While CD-ROMs offer this potential, they tie a child to the family's computer. Other LCD-based products, meanwhile, offer admirable content, but cannot deliver the large-scale, full-color experiences that children have come to expect.

The cornerstone of the Voyager concept was to provide computer control of a large amount of full-color graphics with the ability to respond to a child's input automatically. With this goal in mind, VTech's designers developed a fun, engaging format that allowed great flexibility in use – on a child's lap, a table, even standing up – but was still large enough to allow for a large, color screen.

Using a revolutionary combination of technologies, Voyager not only remembers children's names, but also each step of their journey. The children are in control – deciding where to go next – creating their own open-ended experiences that can change every time they play. Inspired by Voyager's capabilities, VTech's educators and game designers are developing a variety of expansion cartridges that take advantage of Voyager's unique story-telling capabilities and developmental potential.

Voyager puts children in complete control. They decide how much interaction they want: listen to a story, interact and direct it, or actively participate in challenging games and activities. In the *Snapshot Safari* Adventure Pack software, children enjoy a globally themed adventure where the *Adventure Kids* set out to explore Africa, Asia and Australia. Throughout the adventure, children learn interesting facts about animals and geography as they touch and play more than 30 activities and games that teach spelling, vocabulary, mathematics and logic.

No other company could have designed Voyager. VTech's engineers in Hong Kong tackled the daunting technical challenge of refining a new technology into a robust, manufacturable toy that would be able to meet both VTech's high durability and accuracy standards, and be available in the mass quantities necessary to meet an impressive demand for the product.

Voyager not only fascinates children, it engages retailers. The fact that it is a cartridge-based system gives the product a path toward a successful, long-term retail life. Indeed...the Voyager adventure has just begun.

brand building using new aesthetics



consumer perception surveys | product development meeting | initial product design

"Throughout our 25-year history, VTech Electronics has built tremendous brand equity by developing products that combine learning, fun and technology. Today, VTech is committed to maintaining its global leadership position by creating products that respond to market changes and are in tune with our customers' lifestyles and needs. Going beyond traditional curriculum-based learning, we will include other developmental areas that are of interest to parents. The 2002/2003 product line is the first step in this new direction."

Dennis W. PERRY
Chief Executive Officer, VTech Electronics Ltd

Market Overview

The electronic learning market is in some ways limited only by the imagination of the companies that serve it and in the past three years, new competition has significantly boosted growth particularly in the United States. In 2001, the total US market rose 8.5% to US$1.9 billion, while our principal European market rose 3.1% to US$1.6 billion. The widening use of personal computers may be partly responsible for this overall trend, since they stimulate a desire among children for electronic interactivity. The proliferation of other electronic devices, such as PDAs, increases the scope for ELPs that cater to young children and pre-teenagers.

The electronic learning markets in both the United States and Europe are expected to expand continuously at these levels over the next few years. In addition, there remains huge and largely untapped potential in regions such as Latin America and Asia.

Performance Review

Turnover declined by 33.5% to US$193.7 million in the financial year 2002, and profits were also lower. The growth of competition in the United States in recent years has led to an erosion of VTech's market share and declines in revenue. Even with this decline, however, VTech remains the global leader in electronic learning products, with a total market share of 47.8%. Our goal this year was to revitalize the operation and to lay the foundation for a sustained rebound in revenues and profitability.

We achieved this by a return to the Group's creative roots. VTech was a pioneer in the ELP market when it launched the first electronic learning aid, *Lesson One* in 1980. We then built a highly successful business centered on the concept of combining education and entertainment, targeting children between six and 11 years old.

Keen competition from PCs and slow response to market changes during the late 1990s undermined our competitiveness in this age group. VTech responded by expanding into the lower age group categories.

Extensive market research we commissioned from the Omnicom Group in 2001 nonetheless showed that consumers still held the VTech brand and its concept of "learning and fun" in high regard. Accordingly, we took a strategic decision to refocus on the higher-margin 6–11 year old category and completely redesign our product range to offer a comprehensive array across the entire spectrum from education to entertainment. To do so, we combined our excellent R&D with market research among consumers to develop a completely new range of products that were introduced this year.




Smarty's Workshop™

ELPs Positioning Schematic


Age
10+
6-9
3-5
0-2
Adventure in Learning
XL Series
Play Smart
Ready, Set, School
Entertainment
Education

retail presence with new packaging

At the education end of the spectrum, the *XL Series* caters to children aged 5–11 years old. It uses powerful handheld and notebook devices with a sleek design to teach children key skills needed at school, while at the same time offering music and animation creativity. The devices also allow them to play games, which can be played interactively with other users by using infrared technology. These devices can be connected to personal computers, making them a mobile extension of PCs.

At the entertainment end, the *Learning Adventures Series* disguises learning through non-keyboard based units that teach children aged three years old and up by using interactive characters in role-playing situations such as workshops. This series applies a unique recognition technology that customizes the learning experience through a series of questions and character reactions.

In the middle of the spectrum, the exceptionally well-received *Voyager Adventure Series* for children aged 4–7 years old marks VTech's move back into a product that combines a housing with changeable content. The portable unit with its color touch screen lets children explore topics through a variety of adventures. As the adventures develop, the software responds and adapts to the user's choices providing a personalized experience. Interchangeable software Adventure Packs, sold separately, allow children to use Voyager over and over without getting bored, as they face new challenges in each new adventure.

All of these were achieved in the highly contracted time frame of 12 months and while at the same time streamlining the operation. We made substantial savings in costs through the consolidation of our operations and the introduction of more efficient working practices. We also tightened control of inventory and receivables, improving our working capital position.

Outlook

Our goal now is to raise revenues and profits substantially for the 2003 financial year. The operation is very lean and efficient. The new product range has won an exceptional level of acceptance in Europe and North America as measured by both listings and shelf-space. The attractiveness of the products and the positive market research we were able to give to customers were important factors in this outcome.

As important was the retailers' acknowledgement of VTech's commitment to re-establishing our brand as the undisputed leader in the ELP market. The concrete expression of this commitment in the 2002 financial year was the new corporate identity launch. New packaging, promotions, advertising and public relations supported this initiative. In the financial year 2003, VTech has committed to increase the amount of money to be spent on marketing to the consumer. This will support a much more innovative, consistent and aggressive marketing campaign designed by the WPP Group.

This building of a new foundation for the business is the first step in a strategy that will greatly expand the scope of our products and move us back into a leadership position. Where traditionally VTech's ELPs have focused on addressing overt learning through a keyboard type unit, we plan to develop products that go beyond the traditional curriculum to include other developmental areas that are of interest to parents. These products will be previewed later this year.

Geographically we are also examining ways to extend our market reach. Our marketing success in Europe will be the benchmark as we move forward in regions such as Asia and Latin America. These extensions will be enhanced by the development of additional initiatives in mainland China, our manufacturing base. A team headed by the Group Chairman is now exploring how best to extend our market reach.

contract manufacturing services

new approach



"The cost savings to customers who utilize the NPI program could be as high as 10% to 15%."

Andy LEUNG
Chief Executive Officer
VTech Communications Ltd

new product introduction team shortening the product development cycle



Consumers around the world increasingly demand tomorrow's technology. Further, their impatience with existing technologies has resulted in shorter life cycles for even the most innovative products. Staying on top of consumer demands is not only a challenge for designers – it's a major challenge for contract manufacturers.

VTech's contract manufacturing services business (CMS) rose to this challenge at the same time the Group mandated that all business units restructure their operations to become more customer-oriented. In 2001, we introduced the "New Product Introduction" (NPI) program to provide customers value-added services during the project transition phase – the phase between "design" and "manufacture".

The NPI team is comprised of a group of well-rounded project engineers with experience in product design, component sourcing and manufacturing. The goal of the NPI team is very simple: to assist customers' engineers during the design stage to ensure their designs are created in a way that is conducive to effective manufacturing. This dynamic exchange of ideas during the development stage ultimately results in substantial savings in time and cost – savings that can be passed right on to the consumers at the retail level.

We estimate that customers enjoy a 10 to 15 percent cost savings when using the NPI program compared to projects launched with prototypes that do not take into account the manufacturing process. As a further benefit to customers, the NPI services are bundled with the standard manufacturing agreement with customers and provided at no additional cost.

VTech's New Product Introduction team, founded in mid-2001, has already helped dozens of customers achieve significant cost savings that ultimately ensure products launch on time and on budget.

exceeding customer expectations



understanding customers' needs | state-of-the-art manufacturing factilities | quality products

"Our ability to maintain profitability was a great achievement during the year when contract manufacturing suffered a downturn globally. This shows how competitive VTech Communications is in our chosen market area. With the market recovering, we look forward to achieving higher growth next year."

Andy LEUNG Hon Kwong
Chief Executive Officer, VTech Communications Ltd

Market Overview

Contract manufacturing is an established trend. The rise of mainland China as an unrivalled manufacturing base, the ability to build extended supply chains and pressures on companies to reduce time to market, are changing the way companies operate. Increasingly, companies are outsourcing manufacturing, design and assembly to be able to concentrate on sales and marketing. This has resulted in growth of 20% or more in contract manufacturing during the past decade to create a US$100 billion industry.

The year 2001 saw an abrupt halt to this upward momentum, with a decline in global turnover. The recession in the United States and the running down of inventories by firms worldwide led to significant drop of orders for contract manufacturers, especially those producing communications products, which account for about one third of the total demand.

Performance Review

Affected by the prevailing market conditions, turnover of contract manufacturing services fell by 27.0% to US$92.8 million. VTech's diversified customer base, however, combined with tight management, left profits stable.

During the financial year, we placed particular emphasis on minimizing potential write-offs that would affect the bottom line. Inventory was kept at low levels, while despite the difficulties in the market, accounts receivable were maintained at normal ratios. This testifies to VTech's close relationships with customers, which helped us to forecast demand and production schedules accurately.

These relationships were strengthened through the successful implementation of our New Product Introduction (NPI) program, which puts us at the leading edge of the contract manufacturing services business. The aim of NPI is to help the customers we work with shorten their product development cycles and reduce outturn costs.

We are achieving this through dedicated NPI teams actively involved in the design process at an early stage. Through this engagement, our engineers can advise on the design from both production feasibility and component price perspectives, thus reducing the cost of the final product while at the same time enabling the final design to be put into immediate production.

Another initiative that has won praise from a number of customers was our decision to improve the operations from an environmental point of view. Through addressing areas



VTech's CMS manufacturing facilities in mainland China received ISO14001 certification

The Worldwide CM Market (Figures in US$billion)


175
150
125
100
75
50
25
0
80
110
100
120
160
1999
2000
2001
2003
2005

Source: Manufacturing Market Insider – May 2002 issue

ranging from handling of disposable materials to controlling by-products, our CMS facilities in June 2001 received ISO14001 certification.

Outlook

With companies rebuilding inventory from early 2002 and overall economic growth looking more positive, the industry is forecasting a rise of 10% in contract manufacturing orders for the calendar year. Risk to this forecast is instability of the global economy, which may once again influence the demand for contract manufacturing services.

The recovery in orders in 2002 should be followed by a more robust performance thereafter, in line with historical norms, that would see the total contract manufacturing market expand by more than 50% of its present level, to US$160 billion by 2005.

VTech intends at least to mirror this growth in turnover, while maintaining stable margins. Unlike many other top 50 companies in the industry, our strategy is to grow organically rather than by acquisition, in order to compete less on volume than through creating tailored solutions.

To this end, in November 2001, we had a major expansion of our facilities in Dongguan, increasing the factory capacity to 337,000 square feet. We also made use of the decline in demand for components in 2001 to negotiate improved terms with suppliers and deepen relationships with them. This should reduce the impact of an eventual rise in components prices as world demand picks up. These developments, together with a continued improvement to our internal supply chains and the NPI program, will help us to achieve our goal of steady top line and bottom line growth, through expanding and diversifying our customer base.

Corporate Affairs

Other Businesses

VTech has in recent years made a small number of investments in businesses outside its three core business areas. These include e-learning and e-business related services. During the course of the restructuring, VTech exited or severely reduced its involvement in these investments, which today account for a negligible proportion of both costs and sales. VTech will continue to focus on its core businesses and we do not expect new investment in non-core businesses in the near future.

Investor Relations

VTech has put increasing efforts over the years to building relationships with its investors in the United States, Europe and Asia. The Group is committed to continuously improving its standard of corporate governance and ensuring full, timely and equitable disclosure of relevant information.

Investor Briefings

During the 2002 financial year, VTech held over 50 one-on-one meetings with investors to keep them abreast of the latest company developments. In addition, we organized site visits to our advanced manufacturing facilities in mainland China. Senior management also participated in various investor conferences and roadshows in Singapore, Edinburgh, London and Hong Kong. As with VTech's usual practice, the annual and interim results presentations in Hong Kong were supplemented for investors outside the Hong Kong SAR by international teleconference calls at which investors were invited to discuss results performance with senior management.

Investor Relations Website

For all investors, the corporate website *www.vtech.com* provides up-to-date investor information, including press releases, stock exchange announcements and "pdf" versions of the annual and interim reports.

Quarterly Newsletter

In July 2002, the Group will begin to issue a quarterly newsletter to investors in order to keep them informed of VTech's latest developments.

Employee Relations

The people who work at VTech have consistently demonstrated a tremendous commitment and enthusiasm to make the Group and its products better – during both periods of growth as well as challenging transitional years. We take great care to ensure this positive attitude is encouraged at every level, from our factory floor through senior management.

Keeping Everyone in Touch

Open communications are critical to sound employee relations. The Group works diligently to provide channels for information and ideas to flow among colleagues, between management and employees. VTech's Intranet is a powerful tool that enhances efficient communications. A global on-line quarterly newsletter was launched in Spring 2001 to keep our staff informed of key developments within the Group.

In June 2001, the Group began to issue a monthly "Chairman's Letter" to further open lines of communication directly between all staff around the world and the Chairman. To assist management further in understanding employee attitudes and to provide a structured way of benchmarking perceptions, we developed a Staff Attitude Survey and launched in June 2002. It will help the Group gather opinions from VTech employees globally.

Managing Continuous Change

VTech operates in an environment that requires responsiveness and change. To help employees address this challenge successfully, in July 2001, we initiated a culture building program on change management in Hong Kong and China.

Developing People Through In-house Training and Education Subsidies

People working at VTech receive a wide variety of practical job-related training that has been designed specifically to enhance their on-the-job performance. Outside the company, each year VTech offers training subsidies to employees choosing to follow courses of study that will broaden their skills. During the financial year 2002, our people have taken up subsidies for courses ranging from various seminars to MBA/MSc programs.

VTech and the Community

VTech products and technology improve people's lives by making them more enjoyable, fulfilling, as well as convenient and enlightening.

The Group creates prosperity through the employment it provides to a wide variety of people in the United States, Europe and Asia. VTech also seeks cost-effective ways of supporting initiatives in local communities in the markets where it operates that help further ideals such as education and support individuals in need.

In Hong Kong, VTech encourages students at local universities and colleges by providing summer internships. These internships provide students the opportunity to gain real-life experience of the world of work that may be their life after graduation.

In the United States, the Group has an active donation and sponsorship program dedicated to supporting the community at large with a special emphasis on education. VTech announced a sponsorship agreement with the National Parent Teacher Association (PTA) for the 2002-2003 school year. VTech will work with National PTA to create the first-ever "XLence Awards" program and share information about resources that assist members in making decisions for educational products for children. National PTA is the largest volunteer child advocacy organization in the United States working with parents, educators, students, and other citizens active in their schools and communities.

"Play While You Wait"

In Europe, a number of children doctors and dentists waiting rooms are now equipped with VTech's electronic learning products, in order to make "waiting for the doctor" a more enjoyable and useful experience.

Corporate Governance

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. This helps ensure that the Group operates in a lawful, ethical, structured, transparent and effective manner.

The Board of Directors

The Board of Directors has established five governing boards and committees with defined terms of reference. They are: The Board of Management, Audit Committee, Risk Management Committee, Products Committee and PRC Committees. More committees may be established in future as and when needed.

Board of Management

The Board of Management has been delegated the authority by the Board of Directors to be responsible for management of all business activities of the Group. Its members are appointed by the Board from time to time and comprise executive directors and senior management executives.

Audit Committee

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee meets at least twice a year to review with senior management and external auditors the accounting principles and practices adopted and to discuss internal control procedures, risk management and financial reporting matters.

Risk Management Committee

The Risk Management Committee assists the Audit Committee and management in reviewing and assessing the adequacy of the Group's risk management and internal control systems. It meets as required and to report to the Board in conjunction with the Audit Committee.

The Group maintains controls to safeguard the Group's assets and to ensure that transactions are executed in accordance with management's authorization. The information systems in place are designed to ensure that the financial information reported is reliable. The Risk Management and Compliance Division, headed by the Chief Compliance Officer, will assist the Risk Management Committee to independently review these controls and evaluate their adequacy, effectiveness and compliance. This division reports directly to the Audit Committee.

Products Committee

The main functions of the Products Committee are to carry out an advisory role to each business units to give directions in the product development, global marketing and customer requirement areas. The Committee is composed of senior executives and the Group's R&D professionals.

PRC Committee

The main functions of the PRC Committee are to develop strategies and plans for the Group to market its products in mainland China, a large potential market for the Group in the future. The Committee is composed of senior executives and the Group's mainland China business development professionals.

June 2001

Our contract manufacturing services facilities in Dongguan, mainland China was awarded ISO14001 certification

July 2001

Our Magibook™ won the "Comenius" award for outstanding multimedia products



August 2001

Our contract manufacturing services received the "Best Supplier Award" from Lexicon, the world leader in digital audio

October 2001

Farming' Phonics Hayride™ was given the Seal of Approval: "Teachers' Choice Award Winner", by *the Learning* magazine



November 2001

VTech announced the appointment of four respected executives from Hong Kong's business community to the Board of Directors: Dr. Raymond CH'IEN, Executive Chairman of chinadotcom corporation as well as Chairman of its subsidary, hongkong.com corporation; Dr. William FUNG, Group Managing Director of Li & Fung Ltd, Mr. Michael TIEN, Chairman of the G2000 Group and Chairman of Kowloon-Canton Railway Corporation; and Mr. Patrick WANG, Chairman and Chief Executive of the Johnson Electric Group

Me-Mo-Mo™ was given the Federation of Hong Kong Industries' "Consumer Product Design Award"



First Steps Plus™, Math Lab™, Old McDonald's Puzzle Pals™ and Me-Mo-Mo™ were given "Oppenheim Toy Portfolio 2002 Gold Seal Award"



December 2001

Two Smart Laptop™ won the Enterprise Group – "Best Toy Awards" at the Hong Kong Toy Design Competition 2001



Alphabert and Sprocket - The Ready to Read Robots™ was named "Best Toys of the Season" by *Family Life* magazine



September 2001

VTech announced the appointment of James C. KRALIK as CEO of the telecommunication products business



Ring Around the Rosy™, Sing'n Learn CD Player™, Pal Arounds™ and Bubble Gum Phonics Fun™ won the Dr. Toy's "Best Vacation Products" awards



Sing'n Learn CD Player™



Ring Around the Rosy™

Global Greetings™ and Math Lab™ were awarded "2001 Silver National Parenting Publications Award" and "2001 Gold National Parenting Publications Award" respectively by Industry Experts, a US corporation



Global Greetings™



Math Lab™

January 2002

VTech launched the new corporate identity system as part of a wider strategy to strengthen marketing

vtech

VTech announced the launch of the industry's first 5.8GHz cordless phone at the Consumer Electronics Show (CES) in Las Vegas, Nevada

Our 5.8GHz cordless phone was given the "2002 Editor's Choice Award" by *Popular Mechanics* magazine



February 2002

VTech and AT&T amended the brand license agreement, granting VTech the exclusive rights to sell AT&T-branded wireline telephone products and accessories in Greater China. Additionally, VTech has broadened its non-exclusive territorial rights to sell AT&T-branded wireline telephone products and accessories in Europe, Mexico, Central and South America

The VTech 2431 2.4GHz cordless phone was given the "Seal of Approval – Best Overall" award by *Good Housekeeping* magazine



March 2002

Dennis W. PERRY, CEO of our ELP business, was appointed to the Toy Industry Association's (TIA) Board of Directors in the United States, serving until May 2003



Our contract manufacturing services was named one of the top 50 contract manufacturers in *Manufacturing Market Insider*, a popular monthly periodical catering to the contract manufacturing industry

Financial Review

Group Results

The consolidated turnover for the year ended 31st March 2002 was US$959.8 million, which represented a drop of 28.1% from that of last year. The decrease was mainly attributable to the Group's strategy to focus on higher margin products in the telecommunication products business and strong competition in electronic learning products business.

The gross profit margin for the year improved from 24.1% to 30.1%. The operating result before restructuring and impairment charges for the year was a profit of US$37.0 million which compared to a loss of US$89.7million last year. This significant improvement was attributable to a substantial reduction in all categories of operating expenses due to cautious control. The Group's profit attributable to shareholders for the year was US$11.2 million as compared to a loss attributable to shareholders of US$215.0 million last year. This resulted from the focus on higher margin products, reduction in operating costs and a significant reduction in restructuring and impairment charges during this year.

Earnings per share for the year was US 5.0 cents as compared to a loss per share of US 96.7 cents for last year.

Liquidity and Financial Resources

The Group's financial position has continued to improve. Net cash inflow from operating activities during the year increased by US$186.1 million over last year's US$39.3 million net cash outflow. This was mainly due to the reduction in stocks, which fell from US$187.5 million at the end of the last year financial year to US$94.4 million at the end of this year, and reduction in debtors, which fell from US$195.3 million at the end of last year to US$128.9 million at the end of this year. This freeing of cash flow was attributable to the Group's determination to improve its supply chain management and business processes.

Total debts position improved by 61.6% from US$249.6 million at the end of last year to US$95.8 million at the end of this year. Long-term borrowings improved from US$136.9 million at the end of last year to US$65.2 million at the end of this year. As at 31st March 2002, the ratio of total debts to shareholders' funds improved from 312.0% to 107.2%. Including cash at banks and deposits, the net debt to shareholders' funds improved from 241.8% at the end of last year to 36.4% at the end of this year. A majority of the Group's borrowings are denominated in United States dollars and are on a floating rate basis.

The maturity profile of indebtedness is contained in the note 17 to the financial statements. A small portion of the borrowings is secured against land and buildings, which amounts to approximately US$2.3 million.

With cash on hand and available banking facilities at year ended 31st March 2002, the Group has adequate working capital to meet its future working capital requirements. Approximately 80% of cash and deposits are denominated in United States dollars and 15% are denominated in United Kingdom Sterling and Euro.

Capital Expenditure

During the year, the Group invested US$13.3 million in plant, machinery, equipment and other tangible assets. This was financed primarily from internal resources.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates and interest rates on its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures. The detailed information is contained in the note 22 to the financial statements.

Material Disposals

The sale of the Group's facility in Reynosa, Mexico was completed in August 2001, realizing US$7.9 million. Part of the building in Guadalajara, Mexico was sold at a net proceed of US$11.8 million with the last installment of US$3.1 million received in April 2002. The Group is actively looking for buyers for the remaining part of the building. In addition, the Group entered into agreements to sell two properties in Hong Kong at aggregate proceeds of US$4.7 million. The sales are targeted for completion by September 2002.

Material Legal Proceedings

On 7th June, 2002, the Group and Lucent Technologies Inc. ("Lucent") settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount to be fully settled in cash on or before 3rd July 2002.

Employees

As of 31st March 2002, the Group had approximately 14,200 employees. The Company has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

PROFILE OF DIRECTORS

Allan WONG Chi Yun, MBE, JP, aged 51, *Chairman*, co-founded the Group in 1976. Mr. WONG holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Mr. WONG was appointed Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology, Hong Kong SAR in April 2000. He serves on the Hong Kong Trade Development Council. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Ltd, China-Hongkong Photo Products Holdings Ltd and Li & Fung Ltd.

Albert LEE Wai Kuen, aged 51, *Deputy Chairman*, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in electrical engineering from the University of Calgary.

Paddy LAW Wai Leung, aged 41, *Group Chief Executive Officer*, joined the Group in 1991 and since that time has held several senior management positions in accounting, finance, internal audit and China operations. He assisted the Group in developing a successful e-Business and had headed the Group's USA and China offices for years. In 2001, he was appointed the Group's Chief Financial Officer and Chief Operating Officer to monitor the Group's restructuring exercise. In June 2002, he was appointed the Group's Chief Executive Officer. Prior to joining VTech, Mr. Law had worked for two leading multi-national conglomerates for over 10 years. He holds an MBA and a BBA degree and is a fellow of the Chartered Institute of Management Accountants and the Hong Kong Society of Accountants. He is also member of the Institute of Internal Auditors and the Institute for the Management of Information Systems.

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 50, is *Independent Non-executive Director* since November 2001. Dr. CH'IEN is Executive Chairman of chinadotcom corporation as well as Chairman of its subsidiary, hongkong.com corporation. He is also non-executive Chairman of HSBC Private Equity (Asia) Ltd and serves on the boards of HSBC Holdings plc; the Hongkong and Shanghai Banking Corporation Ltd; Inchcape plc; Inmarsat Ventures plc; Convenience Retail Asia Ltd and MTR Corporation Ltd. In public service, Dr. CH'IEN is Chairman of the Hong Kong/Japan Business Cooperation Committee; and Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption. Dr. CH'IEN is an honorary President and Past Chairman of the Federation of Hong Kong Industries. He was previously Chairman of the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Ltd. From 1992 to 1997, Dr. CH'IEN was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on 1st July 1997 and served until 2002. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun, OBE, JP, aged 53, is *Independent Non-executive Director* since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Ltd and was the past Chairman of the Pacific Economic Cooperation Council (PECC), Hong Kong General Chamber of Commerce and Hong Kong Exporters' Association. He is the current member of the Economic Advisory Committee to the Financial Secretary and also sits on the board of HSBC Holdings plc, chinadotcom corporation and CLP Holdings Ltd. In the public service area, he is a Hong Kong SAR delegate to the Chinese People's Political Consultative Conference.

Michael TIEN Puk Sun, aged 51, is *Independent Non-executive Director* since November 2001. Mr. TIEN is Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. Tien is an active member in Hong Kong community affairs, holding posts with Vocational Training Council as Council Member and Chairman of the WRIE Training Board; Chairman of the Standing Committee on Language Education and Research; Vice Chairman of the Employee Retraining Board and member of the Education Commission. He is also a member of the Taskforce on Employment and the Chairman of Privatization Subgroup of the Business Advisory Group – both under the Financial Secretary's Office. Mr. TIEN is appointed as the Chairman of Kowloon-Canton Railway Corporation.

Patrick WANG Shui Chung, JP, aged 51, is *Independent Non-executive Director* since November 2001. Mr. WANG joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996, he was elected Chairman and Chief Executive of the Company. He is both a member of the Exchange Fund Advisory Committee and Economic Advisory Committee to the Financial Secretary of the Hong Kong SAR. He is also a Council member of the University of Hong Kong, a Council member of The Chinese University of Hong Kong, a member of Hong Kong/European Union Business Co-operation Committee, a member of Hong Kong-United States Business Council, a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd, and a non-executive director of Tristate Holdings Ltd. Mr. WANG obtained his BSc and MSc degrees in Electrical Engineering from Purdue University in Indiana, USA.

PROFILE OF SENIOR MANAGEMENT

Telecommunication Products

James C. KRALIK, aged 37, *Chief Executive Officer of Telecommunication Products business*, is responsible for overseeing the global consumer telephone business, and formulating strategy to further strengthen VTech's position in the telecommunications industry. Mr. KRALIK began his career as a management consultant at McKinsey & Company where he counseled leading clients in various industries in both Asia and North America. Prior to joining the Group, Mr. KRALIK founded and managed one of the Asia' leading media and entertainment companies from 1993 to 2000. He is an independent non-executive director of Tristate Holdings Ltd and holds a Bachelor degree in Economics from Harvard College and an MBA degree from the Harvard Business School.

Kent WONG Wah Shun, aged 39, *Vice President & General Manager of VTech Telecommunications Ltd*, is in charge of telephone product operations, product management and research and development. Prior to joining the Group in 1989, Mr. WONG worked in computer industry. He holds an Master degree in Engineering and a Master degree in Management.

Gary TAM Wai Keung, aged 38, *Vice President & General Manager of Business Development, VTech Telecommunications Ltd*, is responsible for the development of ODM (Original Design Manufacturing) business worldwide and the sales & marketing of VTech brand in Europe and South America. Mr. TAM joined VTech in 1986. He holds a Bachelor degree in electronics engineering from The Chinese University of Hong Kong.

Gary ROGALSKI, aged 39, *Vice President of Engineering of VTech Engineering Canada Ltd*, is responsible for R&D of 2.4GHz and 5.8GHz digital telephony products and emerging technologies for North America. Mr. ROGALSKI joined VTech in 1988 and had 18 years of R&D experience in the telecommunications industry. He holds a diploma in telecommunications from British Columbia Institute of Technology.

Donna SILBERT, aged 42, *Vice President of Marketing and Product Management of VTech Communications Inc*, is responsible for the Marketing and Product Management of the VTech and AT&T brands in the US. Ms. SILBERT joined VTech in 2000 and has over 16 years experience in the telecommunications industry. She holds a Bachelor degree in Business Administration from William Paterson University.

Stanley HARTSTEIN, aged 45, *Vice President of Business Development of VTech Communications Inc*, is responsible for the development of new technologies and markets, and manages the VTech Companion Mail Station, the VTech investment in HomeRelay, and the VTech relationship with AT&T. Mr. HARTSTEIN joined VTech in 2000 and has over 21 years experience in the Consumer Electronics industry. He holds a Bachelor degree in Accounting from the State University of New York.

Nick DELANY, aged 50, *Vice President of Supply Chain and Logistics of VTech Communications Inc*, is responsible for the overall management of Supply Chain System and logistics of Telecommunication Products business. Prior joining VTech in 2000, Mr. DELANY had 23 years sales and management experience in the industrial, retail, construction and mining industries in the US, Europe, Asia and South Africa including five years experience developing supply chain systems in leading companies in the USA. He holds a Bachelor Degree in Marketing and Financial Management from the University of South Africa & Damlein College.

Electronic Learning Products

Dennis W. PERRY, aged 51, *Chief Executive Officer of Electronic Learning Products business*, is responsible for the development of our ELP business worldwide which includes the subsidiaries in North America and Europe as well as the distributor network in Latin America and Asia. With more than 25 years of multi-national marketing and management experience in the branded consumer goods industry, Mr. PERRY had held a number of key positions, including President of United Distillers and Vintners West, Chief Executive Officer of Hagemeyer-Cosa Libermann Group (HCL Ltd.) and President of Connor Toy Corporation. He holds a Bachelor degree from Boston University and a Master degree in Business Administration from Fairleigh Dickinson University. Mr. PERRY is chosen to serve on the Toy Industry Association's (TIA) board of directors in the US.

Christopher FISHER, aged 46, *Chief Financial Officer of Electronic Learning Products business*, is responsible for overseeing financial matters. He first joined the Group as the Chief Financial Officer of VTech Electronics (UK) Plc. in 1993 and rejoined the Group in 2000 as Chief Financial Officer for Europe before being promoted to his current role. With more than 20 years of experience in finance, Mr. FISHER had been Deputy Managing Director and Group Financial Director of the Meristem Furniture Group. He is a fellow of the Institute of Chartered Accountants in England and Wales.

Edwin YING Lin Kwan, aged 49, *General Manager of VTech Electronics Ltd*, is responsible for the Hong Kong and PRC operation of Electronic Learning Products business. Mr. YING joined VTech in 1986 as chief mechanical engineer. Before joining the Group, he had 10 years of technical experience in electronic products. Mr. YING holds a Bachelor of Science degree in mechanical engineering from the University of Hong Kong.

Paul R. MILLER, aged 46, *Chief Executive Officer of VTech Electronics Europe plc*, is responsible for the European operations of Electronic Learning Products business. Mr. MILLER has more than two decades experience in running multinational media companies. Prior to joining the Group in May 2002, he held senior international executive positions at Paramount Pictures, CIC International and Toyzone.co.uk. He holds a Bachelor of Science degree in Computation from the University of Manchester Institute of Science and Technology and obtained his Chartered Management Accountant qualification in 1983.

Brian SCHNABEL, aged 49, *President of VTech Electronics North America, LLC*, is responsible for North American operations of VTech's developmental learning products. Mr. SCHNABEL has more than two decades of consumer product development and marketing experience. Prior to joining the Group in 2002, Mr. SCHNABEL held various leadership positions at Newell, True Value, Elmer's Products, Inc. and several Huffy Companies. He holds a Bachelor of Science degree in Business Study from the University of Cincinnati and obtained his CPA in 1978.

Contract Manufacturing Services

Andy LEUNG Hon Kwong, aged 43, *Chief Executive Officer of Contract Manufacturing Services* since April 2002 after serving as General Manager for nine years. Before joining VTech in 1988, Mr. LEUNG had six years of experience in electronic products manufacturing. He holds a Bachelor of Science degree in electrical engineering from the University of Newcastle Upon Tyne in the UK and he holds an MBA degree from Oklahoma City University in the US.

Francis CHAN, aged 42, *Senior Manufacturing Manager of VTech Communications Ltd*, is responsible for engineering and production of the contract manufacturing services. Before joining the Group in 1998, Mr. CHAN had more than 10 years of experience in electronic manufacturing. He holds a *Bachelor of Science degree in Electrical & Electronic Engineering from the University of Newcastle Upon Tyne in the UK.*

Kent CHEUNG King Fai, aged 40, *Senior Material Manager of VTech Communications Ltd*, is responsible for materials management. He joined VTech in 1989 as a purchasing officer, with seven years of experience in electronic products merchandising.

Nicky YU Wai Keung, aged 35, *Senior Program Manager of VTech Communications Ltd*, is responsible for program management . He joined VTech in 1992 as Electrical Engineer and rejoined in 1998. Mr. YU has 10 years of experience in electronic and contract manufacturing field. He holds a *Bachelor of Engineering in Electrical and Electronic Engineering from the Sunderland University in the UK.*

Kenneth LAM Chi Kin, aged 45, *Senior Marketing Manager of VTech Communications Ltd*, is responsible for marketing and development engineering of the contract manufacturing services. Before joining VTech in 1994, Mr. LAM had 11 years of experience in electronic products manufacturing. Mr. LAM holds higher diploma in both Applied Science and Business Studies.

Corporate Services

CHANG Yu Wai, aged 42, *Company Secretary and Chief Compliance Officer*, joined the Group in June 2000 and has held a number of senior posts in the Group since then, including Chief Financial Officer of Telecommunication Division and Group Financial Controller. Prior to joining the Group, he was a senior manager of PricewaterhouseCoopers. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales. He holds a Bachelor degree in Mathematics and Management Sciences from the University of Manchester Institute of Science and Technology.

Alan TSO Yan Wing, aged 43, *Group Chief Financial Officer*, joined the Group in November 2001 and has held other senior management positions in the Group since then, including Head of Internal Audit and Group Financial Controller. With 20 years of experience in professional accounting and finance, he had held several senior management, controllership and directorship positions in Hong Kong and Canada. Prior to joining the Group, he was the Chief Financial Officer of a large Hong Kong based logistics group and, further before, was a senior manager of PricewaterhouseCoopers. He is an associate member of the Hong Kong Society of Accountants, fellow member of the Chartered Institute of Certified Accountants in the United Kingdom, and member of the Certified General Accountants in Canada.

Paul KAN Yui Po, aged 44, *Group IT Manager*, is responsible for information management and technology services. He joined the Group in 1990 with over 20 years of IT experience. Mr. KAN holds two Master degrees in business administration and manufacturing engineering. He is a Certified Quality Analyst (CQA), Certified Information System Auditor (CISA), Certified Information Systems Security Professional (CISSP) and Project Management Professional (PMP).

Shereen TONG Ka Hung, aged 33, *Group Treasurer*, is responsible for the Group treasury and financial functions. She joined the Group in 1994 and had over 12 years of finance and accounting experience. She holds two Master degrees in Business Administration and Information Systems from Manchester Business School and Hong Kong Polytechnic University. She is an associate of Chartered Institute of Bankers, Chartered Institute of Management Accountants and Hong Kong Society of Accountants.

Ivy CHAN Pui Chu, aged 42, *Group Human Resources Manager*, is responsible for human resources and administration function. She joined the Group in 1987 and had over 17 years human resources experience. She holds a Bachelor of Arts (Hons) degree in Sociology from the Hong Kong Baptist University and has an MBA degree from Strathclyde University. She is a member of Hong Kong Institute of Human Resources Management and Hong Kong People Management Association.

The directors submit their report together with the audited financial statements for the year ended 31st March 2002.

PRINCIPAL ACTIVITY

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products.

GROUP RESULTS

The results of the Group for the year ended 31st March 2002 are set out in the consolidated income statement on page 33.

DIVIDENDS

No interim dividend was paid during the year. The directors do not recommend the payment of a final dividend for the year ended 31st March 2002 to the shareholders.

COMMENTARY ON PERFORMANCE

A commentary on the performance of the Group is included in the review of operations set out on pages 8 to 19 and the financial review set out on page 24 respectively.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 66 to 67.

TANGIBLE ASSETS

Details of the movements in tangible assets are shown in note 9 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

On 27th September 2001, 375,900 new ordinary shares of US$0.05 each of the Company were placed to Mr. James C. KRALIK, an independent third party on that date, at a price of HK$2.075 per share (being the closing price of the shares of the Company on The Stock Exchange of Hong Kong Limited on 26th September 2001). The placing was completed in October 2001 and 375,900 new ordinary shares were allotted and issued to the placee, representing approximately 0.17% of the issued share capital of the Company as enlarged by the placing. The net proceeds from the placing of approximately HK$780,000 were used by the Group for general working capital purposes.

Details of the movements in share capital, share options and warrants of the Company are shown in note 20 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 21 to the financial statements.

DONATIONS

During the year, the Group made charitable and other donations in aggregate of US$84,000.

DIRECTORS

The board of directors of the Company as at 31st March 2002 and up to 26th June 2002 comprised:

Mr. Allan WONG Chi Yun	(Chairman)
Mr. Albert LEE Wai Kuen	(Deputy Chairman, effective from 28th November 2001)
Mr. Paddy LAW Wai Leung	(Group Chief Executive Officer, effective from 26th June 2002)
Mr. Raymond CH'IEN Kuo Fung	(Independent Non-Executive Director, appointed on 28th November 2001)
Mr. William FUNG Kwok Lun	(Independent Non-Executive Director, appointed on 28th November 2001)
Mr. Michael TIEN Puk Sun	(Independent Non-Executive Director, appointed on 28th November 2001)
Mr. Patrick WANG Shui Chung	(Independent Non-Executive Director, appointed on 28th November 2001)

Mr. TO Cheuck Wah, Mr. William HO Mook Lam, Mr. Jack Kenneth HIRSCH, Mr. Edward Barry ARMSTRONG, Mr. Nils Erik Vilhelm MARTENSSON and Mr. Philip Leigh TOSE resigned as directors of the Company on 28th November 2001.

Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung shall retire in accordance with bye-law 94 and bye-law 112 of the bye-laws of the Company, but being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

Brief biographical details of directors and senior management are set out on pages 25 to 27.

DIRECTORS' SERVICE CONTRACTS

None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SHARES

According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 31st March 2002, the directors and their associates had the following interests in the shares of the Company. All of these interests were beneficial:

	Number of shares			
Name of director	Personal interests	Family interests	Other interests	Total
Allan WONG Chi Yun	14,906,830	3,968,683	74,101,153 (i)	92,976,666
Albert LEE Wai Kuen	999,332	—	—	999,332
Paddy LAW Wai Leung	—	—	—	—
Raymond CH'IEN Kuo Fung	—	—	—	—
William FUNG Kwok Lun	1,045,630	—	—	1,045,630
Michael TIEN Puk Sun	1,123,000	—	—	1,123,000
Patrick WANG Shui Chung	—	—	—	—

Note:

(i) The shares were held beneficially as to 65,496,225 by Conquer Rex Limited, as to 1,416,325 by Honorex Limited and as to 7,188,603 by Twin Success Pacific Limited, which were owned by trusts, the discretionary objects of which were Mr. Allan WONG Chi Yun and members of his family.

During the period from 1st April 2002 to 26th June 2002, there was no change to the above interests.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Pursuant to the share option schemes adopted on 24th September 1991 (the "1991 Scheme") and on 10th August 2001 (the "2001 Scheme") respectively, the Company granted share options in favour of certain directors to subscribe for shares of the Company at prices to be determined by the board of directors in accordance with the terms of the 1991 Scheme and the 2001 Scheme.

According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 31st March 2002, the directors and their associates had the following interests in share options of the Company. All of these interests were beneficial:

Name of director	Date of grant	Exercise price	Exercisable period	1st April 2001 Number of share options	31st March 2002 Number of share options
Allan WONG Chi Yun	11th March 2002	HK$10.20	11th March 2002 to 10th March 2012 (i)	—	2,000,000
Albert LEE Wai Kuen	5th March 2002	HK$10.20	5th March 2002 to 4th March 2012 (i)	—	1,750,000
Paddy LAW Wai Leung	1st May 1998	US$2.90	1st May 1998 to 30th April 2008	200,000 (ii)	—
	5th March 2002	HK$10.20	5th March 2002 to 4th March 2012 (i)	—	1,750,000

No options were exercised by any director or lapsed during the year.

Notes:

(i) As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

(ii) The outstanding and unexercised 200,000 options at US$2.90 each granted to Mr. Paddy LAW Wai Leung under the share option scheme adopted on 24th September 1991 were all surrendered and cancelled on 5th March 2002.

During the period from 1st April 2002 to 26th June 2002, there was no change to the above interests.

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDINGS

According to the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the Listing Rules of the Financial Services Authority in the United Kingdom and in so far as is known to the Company, the parties, other than those directors as abovementioned, holding a 3% or more interest in the issued share capital of the Company, together with the amount of each of such parties' interests as at 31st March 2002 and 26th June 2002, were as follows:

	31st March 2002		26th June 2002	
Name of shareholder	Number of shares	Percentage of shareholding	Number of shares	Percentage of shareholding
HKSCC Nominees Limited	102,335,437	45.38%	103,621,817	45.95%
HSBC Nominees (Hong Kong) Limited	13,617,965	6.04%	13,622,965	6.04%

There were no contracts of significance with corporate substantial shareholders during the year under review.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

SECURITIES PURCHASE ARRANGEMENTS

At the annual general meeting held on 10th August 2001, shareholders renewed the approval of a general mandate authorizing the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year the five largest suppliers in aggregate accounted for less than 30% of the total value of the Group's purchases. The Group's largest customer accounted for approximately 12.1% of the Group's turnover and the Group's five largest customers in aggregate accounted for approximately 35.8% of the Group's turnover during the year.

None of the directors, their associates or any shareholder who, to the knowledge of the directors, owns more than 5% of the Company's share capital had an interest in the customers and the suppliers noted above.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

SHARE OPTION SCHEMES

The Company operates share option schemes for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include employees of the Company and/or any of its subsidiaries, including executive directors of any of such companies.

On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

The share option scheme adopted on 24th September 1991 (the "1991 Scheme") expired on 23rd September 2001. However, options granted and not yet exercised under the 1991 Scheme will continue to remain effective.

HomeRelay Communications, Inc. ("HomeRelay", formerly known as Unbound Communications, Inc.), a subsidiary of the Company, located and established under the laws of the United States of America, adopted a stock option plan in August 2000 (the "HomeRelay Plan"). Under the HomeRelay Plan, HomeRelay may grant up to 10% of HomeRelay's common stock and a committee designated by the board of directors of HomeRelay may fix the terms and vesting of the options which in no event shall exceed 10 years.

Details of the 1991 Scheme, the 2001 Scheme and the HomeRelay Plan are set out in note 20 to the financial statements.

CONNECTED TRANSACTIONS

The Company has entered into certain transactions during the year ended 31st March 2002 which also constitute connected transactions for the Company under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Chapter 11 of the Listing Rules of the Financial Services Authority in the United Kingdom (as the case may be) as set out below:

On 26th March 2002, VTech Electronics Holdings Limited ("VTE"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK to sell the 64% interest in the issued share capital of Fagoe Limited (a non wholly-owned subsidiary of the Company) held by the Group to Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK. VTE also entered into a sale and purchase agreement with Mr. Jean VINCENT to sell the 73% interest in the issued share capital of VJV Services SARL (a non wholly-owned subsidiary of the Company) held by the Group to Mr. Jean VINCENT.

Mr. Jean VINCENT was a substantial shareholder of each of Fagoe Limited and VJV Services SARL and therefore a connected person of the Company as defined in the Listing Rules. The entering into of these agreements by VTE constituted connected transactions for the Company.

MATERIAL LEGAL PROCEEDINGS

On 7th June 2002, the Group and Lucent Technologies Inc. ("Lucent") settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50 million, such amount will be fully settled in cash on or before 3rd July 2002.

ANNUAL GENERAL MEETING SPECIAL BUSINESS

The following special business will be proposed at the annual general meeting to be held on 9th August 2002:

1. the grant to the directors of the Company of a general mandate to repurchase shares of the Company;
2. the grant to the directors of the Company of a general mandate to allot, issue and deal with additional shares of the Company; and
3. the extension of the general mandate which will be granted to the directors of the Company to allot, issue and deal with additional shares of the Company by adding the number of shares repurchased under the repurchase mandate.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the audited financial statements.

The current members of the Audit Committee comprised:

Mr. Raymond CH'IEN Kuo Fung	(appointed on 28th November 2001)
Mr. William FUNG Kwok Lun	(appointed on 28th November 2001)
Mr. Michael TIEN Puk Sun	(appointed on 28th November 2001)

Other members of the Audit Committee during the year under review:

Mr. Nils Erik Vilhelm MARTENSSON	(ceased to be a member on 28th November 2001)
Mr. Philip Leigh TOSE	(ceased to be a member on 28th November 2001)
Mr. Patrick WANG Shui Chung	(appointed on 28th November 2001 and ceased to be a member on 26th March 2002)

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period except that certain independent non-executive directors of the Company are not appointed for a specific term.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment. PricewaterhouseCoopers replaced Price Waterhouse on 6th August 1999 following the merger of Price Waterhouse and Coopers & Lybrand.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 26th June 2002

Report of the Auditors

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF VTECH HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 65. These financial statements are the responsibility of the Company's directors who are required to prepare financial statements which give a true and fair view. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and of the Group at 31st March 2002 and of the Group's profit and cash flows for the year then ended in accordance with International Accounting Standards and have been properly prepared in accordance with the Bermuda Companies Act and the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26th June 2002

Consolidated Income Statement

For the year ended 31st March 2002

	Note	2002 US$ million	2001 US$ million
Turnover	1	959.8	1,334.9
Cost of sales		(671.0)	(1,013.6)
Gross profit		288.8	321.3
Selling and distribution costs		(153.8)	(275.2)
Administrative and other operating expenses		(65.0)	(69.2)
Research and development expenses		(33.0)	(66.6)
Restructuring and impairment charges	3	*(14.0)*	*(110.4)*
Operating profit/(loss)	2	23.0	(200.1)
Net finance costs	5	(8.6)	(12.5)
Share of results of associates		(0.5)	(0.5)
Profit/(loss) before taxation		13.9	(213.1)
Taxation	6	(2.6)	(1.8)
Profit/(loss) after taxation		11.3	(214.9)
Minority interest		(0.1)	(0.1)
Profit/(loss) attributable to shareholders	21	11.2	(215.0)
Earnings/(loss) per share (in US cents)	8		
— Basic		5.0	(96.7)
— Diluted		5.0	(96.7)

The principal accounting policies on pages 36 to 40 and the notes on pages 41 to 65 form an integral part of these consolidated financial statements.

Consolidated Statement of Recognized Gains and Losses

For the year ended 31st March 2002

	Note	2002 US$ million	2001 US$ million
Impairment charge on previously revalued long-term leasehold buildings	21	(1.6)	—
Deferred tax reversed upon disposal of a property previously revalued	21	0.4	—
Exchange differences on translation of the financial statements of foreign subsidiaries	21	(0.2)	(3.9)
Fair value losses on cash flow hedges	21	(0.4)	—
Net losses not recognized in the income statement		(1.8)	(3.9)
Profit/(loss) attributable to shareholders		11.2	(215.0)
Total recognized gains/(losses)		9.4	(218.9)

The cumulative effect of changes in accounting polices as a result of adopting IAS 39 and IAS 40 have been reflected in note 21 to the financial statements.

The principal accounting policies on pages 36 to 40 and the notes on pages 41 to 65 form an integral part of these consolidated financial statements.

Consolidated Balance Sheet

As at 31st March 2002

	Note	2002 US$ million	Restated 2001 US$ million
Non-current assets			
Tangible assets	9	58.0	96.0
Leasehold land payments	10	3.1	7.0
Deferred tax assets	11	4.3	4.0
Investments	12	0.4	0.5
		65.8	107.5
Current assets			
Stocks	13	94.4	187.5
Assets held for sale	14	24.5	30.4
Debtors and prepayments	15	165.3	255.6
Taxation recoverable		3.0	3.6
Cash at bank and deposits		63.3	56.2
		350.5	533.3
Current liabilities			
Creditors and accruals	16	(187.9)	(241.7)
Provisions	19	(39.1)	(66.3)
Borrowings	17	(30.6)	(112.7)
Taxation payable		(2.1)	(1.0)
		(259.7)	(421.7)
Net current assets		90.8	111.6
Total assets less current liabilities		156.6	219.1
Long-term liabilities			
Borrowings	17	(65.2)	(136.9)
Deferred tax liabilities	11	(1.2)	(1.3)
		(66.4)	(138.2)
		90.2	80.9
Share capital	20	11.3	11.3
Reserves	21	78.1	68.7
Shareholders' funds		89.4	80.0
Minority interest		0.8	0.9
		90.2	80.9

The principal accounting policies on pages 36 to 40 and the notes on pages 41 to 65 form an integral part of these consolidated financial statements.

Allan WONG Chi Yun
Director

Paddy LAW Wai Leung
Director

Consolidated Cash Flow Statement

For the year ended 31st March 2002

	Note	2002 US$ million	Restated 2001 US$ million
Operating activities			
Operating profit/(loss)		23.0	(200.1)
Depreciation charges		33.8	44.5
Amortization of leasehold land payments	2	0.1	0.1
Amortization of goodwill	2	—	0.3
Impairment of intangible assets	3	—	25.2
Impairment of tangible assets and assets held for sale	3	3.6	17.2
Impairment of investment properties	2	0.5	—
Recognition of negative goodwill	2	—	(31.9)
Loss on disposal of tangible assets	2	2.0	1.2
Write-down of discontinued stocks	3	1.7	17.1
Decrease in stocks		91.4	52.2
Decrease/(Increase) in debtors and prepayments		90.8	(8.1)
(Decrease)/Increase in creditors and accruals		(63.4)	31.6
(Decrease)/Increase in provisions		(27.2)	28.4
Cash generated from/(absorbed by) operations		156.3	(22.3)
Interest received		3.0	3.2
Interest paid		(11.6)	(15.7)
Taxes paid		(0.9)	(4.5)
Net cash flow generated from/(used in) operating activities		146.8	(39.3)
Investing activities			
Purchase of tangible assets		(13.3)	(30.7)
Proceeds on disposal of tangible assets		9.1	7.1
Proceeds on disposal of assets held for sale		18.9	—
Purchase of associates		(0.4)	(0.8)
Purchase of subsidiaries and businesses		(0.1)	(9.6)
Net cash generated from/(used in) investing activities		14.2	(34.0)
Financing activities			
Issue of share capital		0.1	—
Repayments of long term borrowings		(41.3)	(4.0)
Proceeds from long term borrowings		—	10.8
Net (repayment of)/proceeds from short term borrowings		(109.9)	66.2
Dividends paid		—	(10.8)
Net cash (used in)/generated from financing activities		(151.1)	62.2
Effect of exchange rate changes		(0.2)	(3.0)
Increase/(Decrease) in cash and cash equivalents		9.7	(14.1)
Cash and cash equivalents at beginning of the year		53.4	67.5
Cash and cash equivalents at end of the year		63.1	53.4
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		63.3	56.2
Bank overdrafts		(0.2)	(2.8)
		63.1	53.4

The principal accounting policies on pages 36 to 40 and the notes on pages 41 to 65 form an integral part of these consolidated financial statements.

Principal Accounting Policies

A BASIS OF PREPARATION

The consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) and under the historical cost convention, except as disclosed in the accounting policies below.

In 2002, the Group adopted IAS 39, "Financial Instruments: Recognition and Measurement" and IAS 40 "Investment Property". The effect of adopting these standards is summarized in note 21 to the financial statements. Further information is disclosed in the accounting policies on tangible assets, investment properties and financial instruments.

The Company is incorporated in Bermuda. In view of the international nature of the Group's operations, the amounts shown in the Group's financial statements are presented in the United States Dollars.

The Group's separable segments are set out in note 1 to the financial statements.

B BASIS OF CONSOLIDATION

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting, drawn up for the year ended 31st March. The results of subsidiaries and associates are included from the effective dates of acquisition up to the effective dates of disposal.

Subsidiaries

Subsidiaries are those companies in which the Group, directly or indirectly, has an interest held for the long term, of more than 50% of the voting rights and is able to exercise control over the operations. Separate disclosure is made of minority interests. Investments in subsidiaries are stated at cost less provision for impairment losses in the Company's balance sheet.

Associates

Associates are those companies, not being subsidiaries, in which the Group has an attributable interest of 20% or more of the voting rights held for the long term or over which the Group exercises significant influence, but which it does not control. The Group's investments in associates are included in the consolidated balance sheet at the Group's share of attributable net assets. Income from associates is included in the consolidated income statement at the Group's share of profits less losses of associates. Investments in associates are stated at cost less provision for impairment losses in the Company's balance sheet.

C GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and amortized using the straight line method over its estimated useful life not exceeding five years. Goodwill on acquisitions which occurred prior to 1st April 1996 was charged direct to reserves in the year of acquisition.

The profit or loss on disposal of a subsidiary or an associate is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

D NEGATIVE GOODWILL

Negative goodwill represents the excess, as at the date of acquisition, of the Group's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the plan for an acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill will be recognized as income in the income statement when the future losses and expenses are recognized.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses at the date of acquisition, negative goodwill will be recognized as income in the income statement on a systematic basis over the remaining useful life of the identifiable acquired depreciable/amortizable assets. The amount of any negative goodwill in excess of the fair values of acquired identifiable non-monetary assets will be recognized as income immediately.

The gain or loss on disposal of a subsidiary or an associate includes the unamortized balance of negative goodwill relating to the subsidiary or associate disposed of.

E FOREIGN CURRENCIES

Transactions denominated in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the consolidated income statement.

F REVENUE RECOGNITION

Revenue from the sale of goods is recognized upon delivery of products and customer acceptance. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the delivery of services is recognized when the services are rendered.

Interest income is recognized on an effective yield basis. Dividend income is recognized when the Group's right to receive payment is established.

G RESEARCH AND DEVELOPMENT

Research and development costs are written off as incurred.

H INTANGIBLE ASSETS

Intangible assets represent purchased research and development on acquisition of businesses and are initially recognized at cost, being the fair value at date of acquisition. After initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization commences when the developed product is ready for its intended use.

I TANGIBLE ASSETS AND DEPRECIATION

Land and buildings (except for investment properties referred to in note (J) below) are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the annual financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are debited to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realized revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve. All other tangible assets are stated at cost less accumulated depreciation.

Where the carrying amount of a tangible asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of tangible assets are determined by reference to their carrying amounts and are included in operating profit.

Depreciation is calculated on a monthly basis to write off the cost or valuation of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

In prior years, the Group accounted for leasehold interests in land at valuation less accumulated depreciation. Starting from the current year, with the adoption of IAS 40, "Investment Property", which clarified that leasehold interests in land should not be stated at valuation and should be treated as operating leases and be stated at amortized cost. Accordingly, the beginning balance of leasehold land had been restated and reclassified as disclosed in notes 9 and 10 to the financial statements. The effect of this change has been to increase shareholders' funds at 1st April 2000 and 1st April 2001 by US$0.2 million and US$0.1 million respectively.

J INVESTMENT PROPERTIES

Investment properties are interests in land and buildings which are held for their investment potential.

In prior years, investment properties were stated at valuation performed by professional valuers annually. The valuations were on open market value basis related to individual properties and were incorporated in the annual financial statements. Under IAS 40 "Investment Property", which the Group adopted at 1st April 2001, changes in fair values are recorded in the consolidated income statement. These changes were previously taken directly to investment properties revaluation reserve but are now recognized in the consolidated income statement. The amounts included in revaluation reserve for investment properties has been reclassified to the opening balance of revenue reserve, the comparative amounts for the year ended 31st March 2001 have been restated.

In addition, with the adoption of IAS 40 as described in note (I) above, the Group no longer accounted for leasehold interests in land at valuation. Accordingly, the beginning balance of leasehold interests in land with respect to investment properties had been restated and reclassified as disclosed in notes 9 and 10 to the financial statements.

These changes have no significant effect on shareholders' funds at 1st April 2000 and 1st April 2001.

K CONSTRUCTION IN PROGRESS

Consruction in progress represents buildings under construction and is stated as cost. Construction in progress is not depreciated until such time as the assets are completed and put into operational use.

L LEASES

Leases of property, plant and equipment that substantially transfer to the Group all the benefits and risks of ownership of assets, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals. Finance charges are debited to the income statement in proportion to the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortized over the period of the lease. In previous years, long-term leasehold interests in land were recognized as tangible fixed assets and were stated at valuation.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

M IMPAIRMENT OF ASSETS

Property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amounts are written down to amounts determined using discounted net future cash flows expected to be generated by the assets.

N OTHER INVESTMENTS

Other investments are held for the long term and stated at cost less provision, if any, for permanent diminution in value. Where there is a permanent diminution in value of an investment, it is recognized as an expense in the period in which the diminution is identified. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

O STOCKS

Stocks are stated at the lower of cost and net realizable value. Cost, calculated on the weighted average or the first in first out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less estimates of costs to completion and selling expenses.

P TRADE DEBTORS

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Q CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and deposits, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

R PROVISIONS

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognizes the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganizations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans. Provision is made when it is probable that an outflow of economic benefits will arise and the amounts can be reliably estimated.

A provision is made for the estimated liability for compensated leave as a result of services rendered by employees up to the balance sheet date. Employee entitlement to compensated leave is recognized on an accrual basis.

S DEFERRED TAXATION

Deferred taxation is provided under the liability method in respect of temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

A deferred tax asset is only recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

T RETIREMENT BENEFIT COSTS

The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations.

For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employees past services, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net asset or liability resulting from the valuation of the plan is recognized in the Group's balance sheet.

Contributions relating to the defined contribution schemes are charged to the income statement in the year to which they relate.

U FINANCIAL INSTRUMENTS

The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swaps contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, changes in the fair value of these derivative instruments are recognized immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognized, when the committed or forecasted transaction ultimately is recognized in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

This is a change in accounting policy as in previous years the unrealized gains and losses on forward contracts to hedge specific future currency transactions were matched against the losses and gains on the specific transactions.

V DIVIDENDS

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

W BORROWINGS

Borrowings are recognized at the proceeds received, net of transaction costs incurred.

1. SEGMENT INFORMATION

The Group's operations comprise two main business segments: telecommunication and electronic products, and e-Business related services. Telecommunication and electronic products include the design, manufacture and distribution of telecommunication, electronic learning, information appliances, and other electronic products. e-Business related services include the provision of web services, learning web, a global positioning system and other e-Business related activities.

Primary reporting format – business segments

Year ended 31st March 2002

		Telecommunication and electronic products US$ million	e-Business related services US$ million	Unallocated US$ million	Total US$ million
i	**Segment turnover**	957.7	2.1	—	959.8
	Segment result	30.9	(6.1)	—	24.8
	Unallocated corporate expenses			(1.8)	(1.8)
	Operating profit				23.0
	Net finance costs				(8.6)
	Share of results of associates		(0.5)		(0.5)
	Profit before taxation				13.9
	Taxation				(2.6)
	Profit after taxation				11.3
	Minority interest				(0.1)
	Profit attributable to shareholders				11.2
ii	**Segment assets**	390.8	2.3	—	393.1
	Associates	0.1	0.2		0.3
	Unallocated assets			15.6	15.6
	Income/Deferred tax assets				7.3
	Total assets				416.3
	Segment liabilities	315.1	2.2	—	317.3
	Unallocated liabilities			5.5	5.5
	Income/Deferred tax liabilities				3.3
	Total liabilities				326.1
iii	**Capital expenditure, restructuring costs, depreciation and other net non-cash expenses**				
	Capital expenditure	13.0	0.1	0.2	13.3
	Depreciation	30.9	0.5	2.4	33.8
	Amortization of leasehold land payments	—	—	0.1	0.1
	Impairment charges	3.6	—	0.5	4.1
	Restructuring costs	9.5	0.9	—	10.4
	Other net non-cash expenses	12.3	—	—	12.3

There were no sales or transactions between the business segments. Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to construction in progress, moulds, machinery and equipment, and other assets.

1. **SEGMENT INFORMATION** (continued)

Primary reporting format – business segments (continued)

Year ended 31st March 2001

		Telecommunication and electronic products US$ million	e-Business related services US$ million	Unallocated US$ million	Total US$ million
i	**Segment turnover**	1,333.9	1.0	—	1,334.9
	Segment result	(183.7)	(15.0)	—	(198.7)
	Unallocated corporate expenses			(1.4)	(1.4)
	Operating loss				(200.1)
	Net finance costs				(12.5)
	Share of results of associates		(0.5)		(0.5)
	Loss before taxation				(213.1)
	Taxation				(1.8)
	Loss after taxation				(214.9)
	Minority interest				(0.1)
	Loss attributable to shareholders				(215.0)
ii	**Segment assets**	606.6	4.7	—	611.3
	Associates	0.1	0.3		0.4
	Unallocated assets			21.5	21.5
	Income/Deferred tax assets				7.6
	Total assets				640.8
	Segment liabilities	550.0	1.8	—	551.8
	Unallocated liabilities			5.8	5.8
	Income/Deferred tax liabilities				2.3
	Total liabilities				559.9
iii	**Capital expenditure, restructuring costs, depreciation and other net non-cash expenses**				
	Capital expenditure	28.4	1.7	0.6	30.7
	Depreciation	43.1	0.2	1.2	44.5
	Amortization of leasehold land payments	—	—	0.1	0.1
	Amortization of goodwill	—	0.3	—	0.3
	Impairment charges	42.4	—	—	42.4
	Restructuring costs	68.0	—	—	68.0
	Other net non-cash expenses	2.2	—	—	2.2

1. **SEGMENT INFORMATION** (continued)

Secondary reporting format – geographical segments

Although the Group's two business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

USA and Mexico – the operations are principally the distribution of telecommunication and electronic consumer products.

Europe – the operations are principally the distribution of electronic consumer products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region ("HKSAR") and the Group's principal manufacturing operations are located in mainland China.

Turnover represents the amounts received and receivable for sale of goods of US$957.7 million (2001:US$1,333.9 million) and rendering of services of US$2.1 million (2001: US$1.0 million) to third parties.

	Turnover		Operating profit/(loss)		Capital expenditure		Total assets	
	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million
USA and Mexico	**747.0**	1,047.2	**15.7**	(156.9)	**2.2**	8.1	**185.6**	332.6
Europe	**148.5**	181.6	**17.1**	(10.0)	**0.6**	2.3	**49.0**	62.9
Asia Pacific	**37.9**	51.0	**(7.2)**	(36.1)	**10.1**	20.3	**174.4**	227.3
Others	**26.4**	55.1	**(2.6)**	2.9	**0.4**	—	**7.3**	18.0
Total	**959.8**	1,334.9	**23.0**	(200.1)	**13.3**	30.7	**416.3**	640.8

2. **OPERATING PROFIT/(LOSS)**

The operating profit/(loss) is arrived at after charging/(crediting) the following:

	Note	2002 US$ million	2001 US$ million
Staff related costs:			
— salaries and wages		**93.4**	139.3
— severance payments		**1.6**	1.1
— pension costs: defined contribution plans	18	**1.3**	1.5
— pension costs: defined benefit plan	18	**1.3**	1.4
Depreciation charges			
— owned assets		**33.6**	44.5
— leased assets		**0.2**	—
Amortization of leasehold land payments	10	**0.1**	0.1
Restructuring and impairment charges	3	**14.0**	110.4
Provision for doubtful debts		**9.5**	3.6
Royalties		**9.1**	15.5
Operating leases on land and buildings		**6.4**	12.6
Provision for stock obsolescence		**2.8**	30.5
Loss on disposal of tangible assets		**2.0**	1.2
Repair and maintenance expenditure		**1.1**	3.0
Auditors' remuneration		**0.8**	0.8
Impairment of investment properties		**0.5**	—
Exchange loss		**0.2**	0.7
Recognition of negative goodwill		**—**	(31.9)
Amortization of goodwill		**—**	0.3
Forward contracts: fair value gain on cash flow hedge transferred from hedging reserve	21	**(0.3)**	—

3. **RESTRUCTURING AND IMPAIRMENT CHARGES**

The Group launched a comprehensive restructuring plan in March 2001. Details of the plan have been provided in the annual financial statements for the year ended 31st March 2001. The restructuring and impairment charges during the year predominantly comprise the full provision for the closure costs and impairment charges associated with the disposal of the Mexican factories, scale down of e-Business related services and additional provision for the reorganization costs of the information appliances business.

	Note	2002 US$ million	2001 US$ million
Severance payments		—	36.0
Impairment of intangible assets		—	25.2
Impairment of tangible assets and assets held for sale		3.6	17.2
Write-down of discontinued stocks		1.7	17.1
Other closure and termination costs	19	8.7	14.9
	2	14.0	110.4

4. **DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS**

Directors' emoluments

The emoluments of the directors of the Company are as follows:

	2002 US$ million	2001 US$ million
Salaries, allowances and benefits in kind	2.2	3.3
Bonuses	0.6	0.3
Fees	0.1	0.1
Contributions to retirement benefit schemes	0.1	0.2
Compensation for loss of office	—	0.9
	3.0	4.8

The table below shows the number of directors whose emoluments were within the bands stated:

US$	2002 Number of directors	2001 Number of directors
Nil – 128,000	6	3
128,001 – 192,000	1	—
192,001 – 256,000	1	—
256,001 – 320,000	1	—
320,001 – 384,000	1	—
384,001 – 448,000	—	1
448,001 – 512,000	—	2
512,001 – 576,000	1	—
704,001 – 768,000	2	—
768,001 – 832,000	—	2
896,001 – 960,000	—	2

Emoluments of independent non-executive directors included above amounted to US$63,000 (2001: US$37,000) in respect of directors' fees.

4. **DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS** (continued)

Senior executives' emoluments

The directors' emoluments set out above exclude 2 senior executives (2001: 1) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

	2002 US$ million	2001 US$ million
Salaries, allowances and benefits in kind	0.5	0.4
Bonuses	0.3	0.2
	0.8	0.6

The emoluments fell within the following bands:

US$	2002 Number of individuals	2001 Number of individuals
320,001–384,000	1	—
448,001–512,000	1	—
576,001–640,000	—	1
	2	1

5. **NET FINANCE COSTS**

	2002 US$ million	2001 US$ million
Interest expense		
Wholly repayable within five years:		
Bank loans and overdrafts	11.4	14.8
Finance leases	0.1	—
Not wholly repayable within five years:		
Bank loans	0.1	0.9
Interest income	(3.0)	(3.2)
	8.6	12.5

6. **TAXATION**

	2002 US$ million	2001 US$ million
Current tax		
— Hong Kong	1.7	0.9
— Overseas	0.4	0.7
Underprovision in prior years		
— Overseas	0.5	—
Deferred tax	—	0.2
	2.6	1.8

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

6. **TAXATION** (continued)

The consolidated effective income tax rate for the year ended 31st March 2002 was 18.7% (2001: 0.8%). This effective income tax rate is reconciled to the statutory domestic income tax rate as follows:

	2002 %	2001 %
Statutory domestic income tax rate	16.0	(16.0)
Difference in overseas income tax rates	3.4	—
Underprovision in prior years	3.4	—
Non-temporary differences	(17.7)	(2.2)
Tax losses not recognized	10.2	15.0
Others	3.4	4.0
Effective income tax rate	18.7	0.8

In March 2002, the Inland Revenue Department of the HKSAR issued estimated assessments to certain subsidiaries of the Group in respect of their potential taxation liabilities for prior years. The concerned subsidiaries have formally objected to the estimated assessments as, in the opinion of the directors of the subsidiaries, these estimated assessments are incorrect. The outcome of the objections has yet to be determined. The directors consider that it is impracticable to estimate whether it might give rise to any tax liabilities. Accordingly, no provision has been made in the financial statements for the year ended 31st March 2002.

7. **DIVIDENDS**

	2002 US$ million	2001 US$ million
Nil (2001: Final dividend in respect of 2000 of US 12.5 cents per share)	—	26.9

Final dividend in respect of 2000 of US$26.9 million was satisfied by the payment of cash of US$10.8 million and the balance of US$16.1 million by the allotment of 5,114,154 new ordinary shares in the Company by way of scrip dividend.

The board of directors has not recommended any dividend for the year (2001: nil).

8. **EARNINGS/(LOSS) PER SHARE**

The calculations of basic and diluted earnings/(loss) per share are based on the Group's profit attributable to shareholders of US$11.2 million (2001: loss of US$215.0 million).

The basic earnings/(loss) per share is based on the weighted average of 225.3 million (2001: 222.4 million) ordinary shares in issue during the year. The diluted earnings/(loss) per share is based on 225.3 million ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the weighted average number of ordinary shares deemed to be issued at no consideration if all outstanding share options and warrants had been exercised at 31st March 2002. No ordinary shares are deemed to be issued at no consideration during the year.

9. TANGIBLE ASSETS

	Land and buildings		Construction in progress		Moulds, machinery and equipment		Motor vehicles, furniture and fixtures and leasehold improvements		Total	
	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million
Cost or valuation										
At 1st April										
— as previously reported	64.8	92.1	0.5	0.5	179.0	220.1	70.5	67.3	314.8	380.0
— effect of adopting IAS 40 and consequential changes	(6.9)	(6.9)	—	—	—	—	—	—	(6.9)	(6.9)
— as restated	57.9	85.2	0.5	0.5	179.0	220.1	70.5	67.3	307.9	373.1
Additions	—	2.8	0.1	—	8.2	18.8	5.0	9.1	13.3	30.7
Acquisition of subsidiaries	—	—	—	—	—	1.0	—	—	—	1.0
Reclassifications	0.6	—	(0.6)	—	(0.4)	(0.3)	0.4	0.3	—	—
Disposals	(10.3)	(4.8)	—	—	(20.4)	(10.5)	(11.3)	(4.1)	(42.0)	(19.4)
Impairment charges	(2.1)	(3.4)	—	—	(0.5)	(12.4)	—	(1.4)	(2.6)	(17.2)
Transfers from assets held for sale	—	—	—	—	5.3	—	—	—	5.3	—
Transfers to assets held for sale	(9.1)	(21.2)	—	—	—	(37.3)	—	—	(9.1)	(58.5)
Effect of changes in exchange rate	(0.1)	(0.7)	—	—	—	(0.4)	(0.1)	(0.7)	(0.2)	(1.8)
At 31st March	36.9	57.9	—	0.5	171.2	179.0	64.5	70.5	272.6	307.9
Accumulated depreciation										
At 1st April										
— as previously reported	14.6	12.3	—	—	144.0	149.2	53.4	45.7	212.0	207.2
— effect of adopting IAS 40 and consequential changes	(0.1)	—	—	—	—	—	—	—	(0.1)	—
— as restated	14.5	12.3	—	—	144.0	149.2	53.4	45.7	211.9	207.2
Charge for the year	2.2	3.8	—	—	22.9	30.1	8.7	10.6	33.8	44.5
Reclassifications	—	—	—	—	(0.4)	(0.1)	0.4	0.1	—	—
Disposals	(0.7)	(0.5)	—	—	(20.4)	(8.0)	(9.8)	(2.6)	(30.9)	(11.1)
Transfers to assets held for sale	(0.1)	(1.1)	—	—	—	(27.0)	—	—	(0.1)	(28.1)
Effect of changes in exchange rate	—	—	—	—	—	(0.2)	(0.1)	(0.4)	(0.1)	(0.6)
At 31st March	15.9	14.5	—	—	146.1	144.0	52.6	53.4	214.6	211.9
Net book value at 31st March	21.0	43.4	—	0.5	25.1	35.0	11.9	17.1	58.0	96.0
Cost or valuation of tangible assets is analysed as follows:										
At cost	26.4	26.8	—	0.5	171.2	179.0	64.5	70.5	262.1	276.8
At professional valuation - 2000	10.5	29.6	—	—	—	—	—	—	10.5	29.6
At professional valuation - 2001	—	1.5	—	—	—	—	—	—	—	1.5
	36.9	57.9	—	0.5	171.2	179.0	64.5	70.5	272.6	307.9

The net book value of tangible assets held under finance lease as at 31st March 2002 is US$0.5 million (2001: US$0.6 million).

The net book value of tangible assets pledged as security for borrowings at 31st March 2002 amounted to US$2.3 million (2001: US$7.0 million).

The impairment charges for land and buildings, and machinery and equipment, relating to the restructuring plan launched in March 2001, are included in the amount as disclosed in note 3 to the financial statements.

9. **TANGIBLE ASSETS** (continued)

Land and buildings comprise:

	Freehold land and buildings and long-term leasehold buildings		Short-term leasehold buildings		Investment properties		Total	
	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million	2002 US$ million	2001 US$ million
Cost or valuation								
At 1st April								
— as previously reported	35.0	62.3	26.8	26.8	3.0	3.0	64.8	92.1
— effect of adopting IAS 40 and consequential changes	(5.4)	(5.4)	—	—	(1.5)	(1.5)	(6.9)	(6.9)
— as restated	29.6	56.9	26.8	26.8	1.5	1.5	57.9	85.2
Additions	—	2.8	—	—	—	—	—	2.8
Reclassifications	—	—	0.6	—	—	—	0.6	—
Disposals	(9.3)	(4.8)	(1.0)	—	—	—	(10.3)	(4.8)
Impairment charges	(1.6)	(3.4)	—	—	(0.5)	—	(2.1)	(3.4)
Transfers to assets held for sale	(8.1)	(21.2)	—	—	(1.0)	—	(9.1)	(21.2)
Effect of changes in exchange rate	(0.1)	(0.7)	—	—	—	—	(0.1)	(0.7)
At 31st March	10.5	29.6	26.4	26.8	—	1.5	36.9	57.9
Accumulated depreciation								
At 1st April								
— as previously reported	0.9	—	13.7	12.3	—	—	14.6	12.3
— effect of adopting IAS 40 and consequential changes	(0.1)	—	—	—	—	—	(0.1)	—
— as restated	0.8	—	13.7	12.3	—	—	14.5	12.3
Charge for the year	0.8	2.4	1.4	1.4	—	—	2.2	3.8
Disposals	(0.5)	(0.5)	(0.2)	—	—	—	(0.7)	(0.5)
Transfers to assets held for sale	(0.1)	(1.1)	—	—	—	—	(0.1)	(1.1)
Effect of changes in exchange rate	—	—	—	—	—	—	—	—
At 31st March	1.0	0.8	14.9	13.7	—	—	15.9	14.5
Net book value at 31st March	9.5	28.8	11.5	13.1	—	1.5	21.0	43.4
Cost or valuation of tangible assets is analysed as follows:								
At cost	—	—	26.4	26.8	—	—	26.4	26.8
At professional valuation – 2000	10.5	29.6	—	—	—	—	10.5	29.6
At professional valuation – 2001	—	—	—	—	—	1.5	—	1.5
	10.5	29.6	26.4	26.8	—	1.5	36.9	57.9
Net book value of land and buildings comprises:								
Hong Kong								
Long-term leasehold buildings (not less than 50 years)	3.1	5.2	—	—	—	1.5	3.1	6.7
Overseas								
Freehold land and buildings	6.4	23.6	—	—	—	—	6.4	23.6
Short-term leasehold buildings	—	—	11.5	13.1	—	—	11.5	13.1
	6.4	23.6	11.5	13.1	—	—	17.9	36.7
Net book value of revalued tangible assets had the assets been carried at cost less accumulated depreciation:	6.0	19.4	—	—	—	0.6	6.0	20.0

The Group's freehold and long-term leasehold land and buildings were last revalued during 2000. Investment properties were last revalued during 2001 by Chung, Chan & Associates (Hong Kong), independent professional valuers, on an open market value basis.

The directors have reviewed the carrying value of freehold land and buildings and long-term leasehold buildings, as at 31st March 2002.

10. LEASEHOLD LAND PAYMENTS

	2002 US$ million	2001 US$ million
Net book value at 1st April		
— as previously reported	—	—
— effect of adopting IAS 40 and consequential changes	7.0	7.1
— as restated	7.0	7.1
Disposals	(0.1)	—
Amortization	(0.1)	(0.1)
Transfers to assets held for sale (note 14)	(3.7)	—
Net book value at 31st March	3.1	7.0
Leasehold land payments in respect of:		
Owner-occupied properties	3.1	5.5
Investment properties	—	1.5
	3.1	7.0

11. DEFERRED TAXATION

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2001 and 31st March 2002 are attributable to the following items:

	1st April 2000 US$ million	Credited/ (charged) to income statement US$ million	31st March 2001 and 1st April 2001 US$ million	Credited/ (charged) to income statement US$ million	Credited to other properties revaluation reserve US$ million	31st March 2002 US$ million
Deferred tax assets						
Provisions	1.6	(1.0)	0.6	(0.1)	—	**0.5**
Tax losses carried forward	1.0	0.7	1.7	(0.1)	—	**1.6**
Other deductible temporary differences	2.7	(0.2)	2.5	0.1	—	**2.6**
	5.3	(0.5)	4.8	(0.1)	—	**4.7**
Deferred tax liabilities						
Accelerated tax depreciation	(2.0)	0.3	(1.7)	0.1	—	**(1.6)**
Asset revaluation	(0.4)	—	(0.4)	—	0.4	**—**
	(2.4)	0.3	(2.1)	0.1	0.4	**(1.6)**
Net deferred tax assets	2.9	(0.2)	2.7	—	0.4	**3.1**

Deferred tax assets and liabilities are offset when the taxes relate to the same fiscal authority. The following amounts are shown in the consolidated balance sheet:

	2002 US$ million	2001 US$ million
Deferred tax assets	**4.3**	4.0
Deferred tax liabilities	**(1.2)**	(1.3)
	3.1	2.7

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of the related tax benefit through future taxable profits is probable. Deferred tax asset of US$80.3 million (2001: US$61.1 million) arising from unused tax losses of US$255.4 million (2001: US$218.3 million) has not been recognized at the end of the year.

12. INVESTMENTS

	2002 US$ million	2001 US$ million
Associates		
Share of net tangible assets (Note)	0.3	0.4
Other investments		
Unlisted investments, at cost	0.1	0.1
	0.4	0.5

Note: Investment in associates at 31st March 2002 included goodwill in respect of acquisition of associates of US$0.6 million which had been fully amortized as at 31st March 2001.

13. STOCKS

	2002 US$ million	2001 US$ million
Raw materials	18.0	40.7
Work in progress	1.8	6.4
Finished goods	74.6	140.4
	94.4	187.5
Analysis by product category:		
Telecommunication and electronic products	94.4	187.5
e-Business related services	—	—
	94.4	187.5

At 31st March 2002, no stocks were pledged as security for liabilities (2001: US$0.7 million).

Stocks carried at net realizable value at 31st March 2002 amounted to US$15.3 million (2001: US$51.9 million).

14. ASSETS HELD FOR SALE

	2002 US$ million	2001 US$ million
Land and buildings		
Mexican factories*	19.8	20.1
Transferred from investment properties	1.0	—
Transferred from leasehold land payments (Note 10)	3.7	—
	24.5	20.1
Machinery and equipment	—	10.3
	24.5	30.4

* Pursuant to the restructuring plan announced in March 2001, certain factory buildings in Mexico were intended for disposal. The facility in Reynosa was disposed during the year for US$7.9 million. The sale of part of the building in Guadalajara was entered into during the year for a proceed of US$11.8 million and the completion took place in April 2002. The remaining part of the building in Guadalajara with a net book value of US$8.0 million was transferred from freehold land and buildings to assets held for sale during the year.

Certain land, buildings and equipment are no longer required for the purposes for which they were originally intended. In addition, sales of certain land and buildings has been entered into after year end.

The assets have been written down to their estimated recoverable amounts.

15. DEBTORS AND PREPAYMENTS

	Note	2002 US$ million	2001 US$ million
Net trade debtors			
(Net of provision for doubtful debts of US$7.2 million			
(2001: US$4.0 million))		128.9	195.3
Other debtors and prepayments		34.1	58.2
Pension assets	18	1.8	2.1
Forward foreign exchange contracts	22	0.5	—
		165.3	255.6

At 31st March 2002, no trade debtors were pledged as security for liabilities (2001: nil).

An aging analysis of net trade debtors by transaction date is as follows:

	0–30 days US$ million	31–60 days US$ million	61–90 days US$ million	Over 90 days US$ million	Total US$ million
Balance at 31st March 2002	**75.3**	**31.6**	**8.6**	**13.4**	**128.9**
Balance at 31st March 2001	81.3	75.4	25.2	13.4	195.3

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

16. CREDITORS AND ACCRUALS

	Note	2002 US$ million	2001 US$ million
Trade creditors		76.3	106.2
Other creditors and accruals		110.6	135.4
Obligations under finance leases	17	0.1	0.1
Interest rates swaps	22	0.9	—
		187.9	241.7

An aging analysis of trade creditors by transaction date is as follows:

	0–30 days US$ million	31–60 days US$ million	61–90 days US$ million	Over 90 days US$ million	Total US$ million
Balance at 31st March 2002	**36.7**	**20.5**	**11.0**	**8.1**	**76.3**
Balance at 31st March 2001	30.1	38.8	9.6	27.7	106.2

17. BORROWINGS

	Note	2002 US$ million	2001 US$ million
Bank loans, overdrafts and finance lease obligations			
Repayable by installments, any one of which is due for repayment after five years:			
Secured bank loans		1.0	4.6
Repayable by installments, all of which are due for repayment within five years:			
Unsecured bank loans and overdrafts		93.0	241.4
Secured bank loans		1.3	3.1
Obligations under finance leases (Note)		0.5	0.5
		94.8	245.0
Less: amounts due within one year included under current liabilities:			
Unsecured bank loans and overdrafts		(30.2)	(111.3)
Secured bank loans		(0.3)	(1.3)
Obligations under finance leases (Note)	16	(0.1)	(0.1)
		(30.6)	(112.7)
		65.2	136.9
Bank loans, overdrafts and finance lease obligations are repayable as follows:			
Between one and two years		63.2	50.5
Between two and five years		1.0	81.9
In more than five years		1.0	4.5
		65.2	136.9

Note: The amounts are net of future finance charges of US$0.1 million (2001: US$0.2 million).

The secured bank loans are secured against certain land and buildings of the Group with a net book value of US$2.3 million (2001: US$7.0 million).

Details of the bank loans and overdrafts are as follows:

	2002 US$ million	2001 US$ million
United States Dollars		
Unsecured bank loans and overdrafts at an average floating rate of 5.8% (2001: 6.9%), after taking into account of interest rate swaps.	93.0	239.3
Secured bank loans at an average fixed interest rate of 8.7% in 2001	—	4.2
EURO		
Secured bank loans at an average fixed interest rate of 6.7% (2001: 6.7%)	2.3	3.5
Hong Kong Dollars and French Francs		
Unsecured overdrafts at an average floating rate of 5.0% in 2001	—	2.1
	95.3	249.1

18. PENSION SCHEMES

Total retirement benefit costs recognized in the income statement for the year ended 31st March 2002 amounted to US$2.6 million (2001: US$2.9 million). The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit cost expensed in the income statement amounted to US$1.2 million (2001: US$1.5 million) and US$0.1 million (2001: nil) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2002 using the projected unit credit method.

For the defined benefit scheme:

	Note	2002 US$ million	2001 US$ million
The amounts recognized in the balance sheet are as follows:			
Fair value of Scheme assets		11.5	12.3
Present value of defined benefit obligations		(10.1)	(12.4)
Unrecognized actuarial gains		0.4	2.2
Assets recognized in the balance sheet	15	1.8	2.1
The amounts recognized in the income statement are as follows:			
Current service cost		1.4	1.9
Interest cost		0.9	1.0
Expected return on plan assets		(1.0)	(1.5)
Net actuarial losses recognized in the year		—	—
Expenses recognized in the income statement*	2	1.3	1.4
The actual return on plan assets was as follows:			
Expected return on plan assets		1.0	1.5
Actuarial losses on plan assets		(1.4)	(4.4)
Actual return on plan assets		(0.4)	(2.9)
Movement in the assets recognized in the balance sheet:			
At beginning of year		2.1	1.4
Total expenses as above*		(1.3)	(1.4)
Contributions paid		1.0	2.1
At end of year		1.8	2.1
The principal actuarial assumptions used for accounting purposes were:			
Discount rate		7.0%	7.0%
Expected return on plan assets		7.0%	8.0%
Future salary increases		5.0%	6.0%

19. PROVISIONS

	Defective goods returns US$ million	Restructuring costs US$ million	Employee compensated leave entitlements US$ million	Total US$ million
At 1st April 2001	35.2	30.3	0.8	66.3
Additional provisions	27.1	9.2	1.2	37.5
Unused amounts reversed	(10.3)	(0.5)	(0.1)	(10.9)
Charged to income statement	16.8	8.7	1.1	26.6
Utilized during the year	(19.0)	(34.4)	(0.4)	(53.8)
At 31st March 2002	33.0	4.6	1.5	39.1

Defective goods returns

The Group undertakes to repair or replace items that fail to perform satisfactorily. A provision is recognized for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

Restructuring costs

Restructuring costs include the costs of terminating employees and other closure costs relating to the cessation or streamlining of business activities arising from the restructuring plan launched in March 2001. Details of the plan have been provided in the annual financial statements for the year ended 31st March 2001.

20. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share Capital

	2002 US$ million	2001 US$ million
Authorized		
Ordinary shares:		
400,000,000 (2001: 400,000,000) of US$0.05 each	**20.0**	20.0

	Number of shares	2002 US$ million	2001 US$ million
Issued and fully paid			
Ordinary shares of US$0.05 each:			
Balance as at 1st April 2001	**225,151,233**	**11.3**	10.7
Issued on acquisition of a subsidiary	**—**	**—**	0.3
Placing of shares (Note)	**375,900**	**—**	—
Issued in lieu of scrip dividend	**—**	**—**	0.3
Balance as at 31st March 2002	**225,527,133**	**11.3**	11.3

Note: On 27th September 2001, 375,900 new ordinary shares of the Company of US$0.05 each were placed to an independent third party on that date at a premium of US$0.22 each. The placing was completed in October 2001 and 375,900 new ordinary shares were alloted and issued to the placee.

20. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share Options

The 1991 Scheme

Pursuant to the share option scheme adopted on 24th September 1991 (the "1991 Scheme"), the directors may, at their discretion, at any time during the 10 years from the date of approval of the 1991 Scheme, invite employees of the Company and subsidiaries of the Group, including directors, to take up share options of the Company for incentive purposes. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company from time to time. The maximum number of shares in respect of which options may be granted under the 1991 Scheme to any one participant (including shares issued and issuable to him under all the options previously granted to him) is limited to 25% of the maximum aggregate number of shares of the Company subject to the 1991 Scheme. The offer of a grant of options may be accepted within 28 days from the date of offer, upon payment of a nominal consideration of HK$1.00 in total by the grantee. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80% of the average of the official closing price of the shares on the London Stock Exchange plc and The Stock Exchange of Hong Kong Limited for the 5 trading days immediately preceding the relevant offer date and (ii) the nominal value of the shares. The terms of the 1991 Scheme provide that an option may be exercised at any time during the period beginning with the commencement date (being the first anniversary of the date of grant of the option) and ending with the date which is 10 years after the date of grant of the option and in the first 48 months following the commencement date, a grantee may only exercise to the extent of 25% of shares comprised in the options granted to him in any 12 month period. The 1991 Scheme expired on 23rd September 2001.

As at 31st March 2002, the number of shares issuable under the options granted pursuant to the 1991 Scheme was 270,000, which represented approximately 0.12% of the issued share capital of the Company. The movements in the number of share options under the 1991 Scheme during the period were as follows:

Date of grant	Exercise price US$	Exercisable period	Balance in issue at 1st April 2001	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 31st March 2002
8th October 1991	0.733	8th October 1991 to 7th October 2001	316,300	—	—	(316,300)	—
1st May 1998	2.9	1st May 1998 to 30th April 2008	4,025,000	—	—	(3,835,000)	190,000
1st June 1999	2.72	1st June 1999 to 30th May 2009	200,000	—	—	(200,000)	—
17th December 1999	2.3	17th December 1999 to 16th December 2009	140,000	—	—	(60,000)	80,000
16th November 2000	1.76	16th November 2000 to 15th November 2010	40,000	—	—	(40,000)	—
			4,721,300	—	—	(4,451,300)	270,000

20. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share Options (continued)

The 2001 Scheme

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorized, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company and subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme for incentive purposes. On 1st September 2001, Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") was amended whereby if the Company wishes to grant options under the 2001 Scheme on or after 1st September 2001, it must comply with the new requirements set out therein.

Pursuant to the Listing Rules, the Company can issue options so that number of shares that may be issued upon exercise of all options to be granted under all the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a nominal consideration of HK$1.00 in total by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

Pursuant to the Listing Rules, the subscription price payable for each share under the 2001 Scheme shall be at least the highest of (i) the closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the 5 business days immediately preceding the date of grant; and (iii) the par value of the shares. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited on 25th February 2002 (being the day immediately before the date on which options were granted or deemed to be granted) was HK$9.70.

The directors are of the view that value of options granted during the year depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the directors believed that any calculation of the value of options will not be meaningful and may be misleading to shareholders in the circumstances.

As at 31st March 2002, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 18,535,000, which represented approximately 8.22% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (note 1)	Exercise price	Exercisable period (note 2)	Balance in issue at 1st April 2001	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 31st March 2002
26th February 2002 to 26th March 2002	HK$10.20	26th February 2002 to 25th March 2012	—	18,535,000	—	—	**18,535,000**
			—	18,535,000	—	—	**18,535,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

20. **SHARE CAPITAL, SHARE OPTIONS AND WARRANTS** (continued)

Share Options (continued)

HomeRelay Plan

Pursuant to the stock option plan adopted by HomeRelay Communications, Inc. ("HomeRelay" formerly known as Unbound Communications, Inc.) in August, 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10% of HomeRelay's common stock in issue from time to time for incentive purposes. Options for common stock may be incentive stock options or non-statutory stock options. A committee designated by the directors of HomeRelay may fix the terms and vesting of all stock options; however, in no event will the contractual term exceed 10 years. Unless specified otherwise, stock options vest 25% one year from the grant date and the remaining 75% vest in successive equal semi-annual installments over the succeeding three year period until the stock options are fully vested. The HomeRelay Plan has a life of 10 years and will expire on 29th August 2010.

No stock option may be granted to any employee if it would result in the total amount of stock option to be issued or already issued to him under the HomeRelay Plan exceeding 25% of the maximum aggregate amount of stock subject to the HomeRelay Plan. The exercise price under the HomeRelay Plan will be as follows: (i) incentive stock options-an amount equal to not less than 100% of the Fair Market Value (as defined in the HomeRelay Plan) of the stock at the date of grant; (ii) non-statutory stock options-an amount equal to not less than 85% of the Fair Market Value of the stock at the date of grant; and (iii) incentive stock options to 10% Employees (as defined in the HomeRelay Plan)-an amount equal to not less than 110% of the Fair Market Value of the stock at the date of grant.

The directors are of the view that value of options granted during the year depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the directors believed that any calculation of the value of options will not be meaningful and may be misleading to shareholders in the circumstances.

As at 31st March 2002, the number of common stock issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.53% of the issued share capital of HomeRelay. The movements in the number of stock options under the HomeRelay Plan during the period were as follows:

Date of grant (note 1)	Weighted average exercise price US$	Exercisable period	Balance in issue at 1st April 2001	Number of stock options granted during the period	Number of stock options exercised during the period	Number of stock options lapsed/cancelled during the period	Balance in issue at 31st March 2002
1st September 2000 to 22nd February 2001	1.00	1st September 2000 to 21st February 2011	614,425	91,050	—	—	705,475
			614,425	91,050	—	—	705,475

Note 1: The stock options were granted to the employees concerned during the period and the information can only be shown within a reasonable range in this report.

Warrants

Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark licence agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireless telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand License Agreement dated 24th January 2002, the subscription price of these warrants was revised to be determined and based on the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002 or the initial subscription price of HK$20.0, whichever is lower.

No warrants have been exercised since the date of grant.

21. RESERVES

	Note	Group 2002 US$ million	Group 2001 US$ million	Company 2002 US$ million	Company 2001 US$ million
Share premium		74.3	74.2	74.3	74.2
Other properties revaluation reserve		6.6	10.7	—	—
Investment properties revaluation reserve		—	—	—	—
Revenue reserve		4.2	(9.8)	36.6	35.3
Exchange reserve		(6.6)	(6.4)	(1.2)	(1.2)
Hedging reserve		(0.4)	—	—	—
		78.1	68.7	109.7	108.3

An analysis of movements in reserves is set out below:

	Note	Group 2002 US$ million	Group 2001 US$ million	Company 2002 US$ million	Company 2001 US$ million
Share premium					
Brought forward		74.2	46.0	74.2	46.0
Shares issued on the acquisition of a subsidiary		—	12.4	—	12.4
Shares issued in lieu of scrip dividend		—	15.8	—	15.8
Placing of shares		0.1	—	0.1	—
Carried forward		74.3	74.2	74.3	74.2
Other properties revaluation reserve					
Brought forward					
— as previously reported		10.7	11.5	—	—
— effect of adopting IAS 40		(0.1)	—	—	—
— as restated		10.6	11.5	—	—
Impairment charge	9	(1.6)	—	—	—
Transfer of properties previously revalued to assets held for sale		(0.1)	—	—	—
Disposal of properties previously revalued		(2.7)	(0.8)	—	—
Deferred tax reversed upon disposal of a property previously revalued		0.4	—	—	—
Carried forward		6.6	10.7	—	—
Investment properties revaluation reserve					
Brought forward					
— as previously reported		1.0	1.0	—	—
— effect of adopting IAS 40		(1.0)	(1.0)	—	—
As restated and carried forward		—	—	—	—
Revenue reserve					
Brought forward					
— as previously reported		(11.0)	230.1	35.3	209.8
— effect of adopting IAS 40		1.2	1.2	—	—
— as restated		(9.8)	231.3	35.3	209.8
Profit/(loss) attributable to shareholders		11.2	(215.0)	1.3	(147.6)
Final dividends paid	7	—	(26.9)	—	(26.9)
Disposal of properties previously revalued		2.7	0.8	—	—
Transfer of properties previously revalued to assets held for sale		0.1	—	—	—
Carried forward		4.2	(9.8)	36.6	35.3

21. RESERVES (continued)

	Note	Group 2002 US$ million	Group 2001 US$ million	Company 2002 US$ million	Company 2001 US$ million
Exchange reserve					
Brought forward		(6.4)	(2.5)	(1.2)	(1.2)
Exchange translation differences		(0.2)	(3.9)	—	—
Carried forward		(6.6)	(6.4)	(1.2)	(1.2)
Hedging reserve					
Brought forward					
— as previously reported		—	—	—	—
— effect of adopting IAS 39		0.3	—	—	—
— as restated		0.3	—	—	—
Transfer to income statement		(0.3)	—	—	—
Fair value losses arising during the year		(0.4)	—	—	—
Carried forward		(0.4)	—	—	—

Reserves of the company available for distribution to shareholders amounted to US$36.6 million (2001: US$35.3 million).

22. FINANCIAL INSTRUMENTS

The Group enters into forward foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations on foreign currency exchange rates and interest rate respectively. The Group does not use derivative financial instruments for speculative purposes.

Credit risk

Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade receivables. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade receivables are presented net of the allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Foreign exchange risk

The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

Interest rate risk

The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

Fair values

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments

Prior to 1st April 2001, the Group did not recognize in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st April 2001, forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values.

22. **FINANCIAL INSTRUMENTS** (continued)

The net fair values of derivative financial instruments at 31st March designated for cash flow hedges were as follows:

	2002		2001	
	Positive fair value US$ million	Negative fair value US$ million	Positive fair value US$ million	Negative fair value US$ million
Forward foreign exchange contracts	0.5	—	0.8	(0.5)
Interest rate swaps	—	(0.9)	—	—
	0.5	(0.9)	0.8	(0.5)

Forward foreign exchange contracts

The net fair value gains at 31st March 2002 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

The total contract amount of the outstanding forward foreign exchange contracts at 31st March 2002 was US$22.8 million (2001: US$40.8 million).

Interest rate swaps

The notional principal amount of the outstanding interest rate swap contracts at 31st March 2002 was US$40.0 million (2001: US$40.0 million).

At 31st March 2002, the fixed interest rate relating to interest rate swaps varied from 6.7% to 7.0% (2001: 6.7% to 7.0%).

Fair values

The fair values of the Group's financial assets and liabilities, before taking account of hedging transactions, are summarized as follows:

	2002		2001	
	Carrying amount US$ million	Fair value US$ million	Carrying amount US$ million	Fair value US$ million
Financial assets:				
Investments	0.3	0.3	0.5	0.5
Debtors	128.9	128.9	195.3	195.3
Cash at bank and deposits*	63.3	63.3	56.2	56.2
	192.5	192.5	252.0	252.0
Financial liabilities:				
Creditors and accruals	154.7	154.7	252.6	252.6
Bank overdrafts	0.2	0.2	2.8	2.8
Term loans	95.1	95.1	246.3	246.3
Obligations under finance leases	0.5	0.5	0.5	0.5
	250.5	250.5	502.2	502.2

The fair value of debtors, bank balances, creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

* The weighted average effective interest rate on short term bank deposits was 1.8% (2001:4.7%) and these deposits have an average maturity of 1 day to 1 week.

22. FINANCIAL INSTRUMENTS (continued)

Currency profile

The currency profile of the Group's financial assets and liabilities, before taking account of hedging transactions, is summarized as follows:

	2002		2001	
	Financial assets US$ million	Financial liabilities US$ million	Financial assets US$ million	Financial liabilities US$ million
Currency:				
United States Dollar	165.6	194.5	215.0	404.5
Euro	14.9	14.7	2.2	8.6
United Kingdom Sterling	7.5	1.6	6.8	5.3
Hong Kong Dollar	2.5	28.1	3.0	47.6
Dutch Guilder	0.1	0.1	2.1	—
Chinese Renminbi	1.5	6.9	1.4	19.7
Swiss Franc	0.1	0.2	0.7	0.2
Spanish Peseta	—	—	2.6	2.1
French Franc	—	—	9.3	8.3
Deutsch Mark	—	—	4.3	1.1
Others	0.3	4.4	4.6	4.8
	192.5	250.5	252.0	502.2

23. COMMITMENTS

	2002 US$ million	2001 US$ million
(i) Capital commitments for property, plant and equipment		
Authorized but not contracted for	11.8	14.1
Contracted but not provided for	2.4	3.2
	14.2	17.3
(ii) Operating lease commitments		
The future aggregate minimum lease payments under non-cancelable operating leases are as follows:		Restated
Land and buildings		
In one year or less	10.9	10.4
Between one and two years	7.3	9.1
Between two and five years	12.4	15.9
In more than five years	5.9	8.7
	36.5	44.1

23. COMMITMENTS (continued)

The Group has entered into agreements with an independent third party in the People's Republic of China ("PRC") to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are totally four separate leases which expire in 2003, 2004, 2022 and 2029 respectively. The lease expiring in 2029 has a non-cancelable period of eight years which expires in 2007. At the end of this non-cancelable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. All other buildings have lease terms which can be cancelled upon three to six months' notice with penalties equivalent to three to twelve months' rentals. The operating lease commitments above include total commitments over the non-cancelable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party will construct in phases and lease to the Group a new production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group will rent the first and second phases of the facility for non-cancelable periods of six and eight years after completion respectively. The Group also has an option to purchase each phase of the production facility at any time within four and a half years after the completion of each phase. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancelable period of the lease terms.

The operating lease commitments in respect of the agreements with the above independent third party in the PRC for 2001 have been restated to reflect total commitments over the non-cancelable period of the lease terms. The restatement is consistent with IAS disclosure requirement for operating leases.

Under a Brand License Agreement, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2002 amount to US$94.6 million and the annual payment increases on a sliding scale from US$11.3 million for the year ending 31st March 2003 to US$12.6 million for the year ending 31st March 2010, when the agreement expires. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirements are achieved.

24. CONTINGENT LIABILITIES

The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of legal counsel, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Certain subsidiaries of the Group are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

At 31st March 2002, there was no contingent liability in respect of bills discounted (2001: US$0.6 million).

25. BALANCE SHEET OF THE COMPANY AS AT 31ST MARCH

	Note	2002 US$ million	2001 US$ million
Non-current assets			
Subsidiaries		103.3	102.7
Associates		—	0.6
		103.3	103.3
Current assets			
Amounts due from subsidiaries	(i)	223.5	225.5
Debtors and prepayments		—	1.0
Tax recoverable		—	0.4
Cash at bank and deposits		0.2	0.2
		223.7	227.1
Current liabilities			
Amounts due to subsidiaries	(i)	(204.1)	(208.9)
Creditors and provisions		(1.8)	(1.9)
Current tax liabilities		(0.1)	—
		(206.0)	(210.8)
		121.0	119.6
Share capital	20	11.3	11.3
Reserves	21	109.7	108.3
Shareholders' funds		121.0	119.6

(i) The amounts due from/(to) subsidiaries have no fixed terms of repayment. Most of the amounts due are interest free.

26. PRINCIPAL SUBSIDIARIES

Details of the Company's interests in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2002 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
VTech eLearning Limited (formerly known as VTech Computers Systems Limited)	Ordinary HK$3,300,000	*100	Provision of IT training courses and online education services and the sale of consumer electronic products
VTech Electronics Limited	HK$ 5,000,000	*100	Design, manufacture and distribution of electronic products

26. PRINCIPAL SUBSIDIARIES (continued)

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong: (continued)			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication equipment
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication equipment
Incorporated and operating in France:			
# VTech Electronics Europe S.A. (formerly VTech Electronics France S.A.)	FRF20,000,000	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH (formerly VTech Electronics Germany GmbH)	DM5,085,158	*100	Sale of electronic products
Incorporated and operating in Spain:			
# VTech Electronics Spain S.L.	ESP386,381,569	*100	Sale of electronic products
Incorporated and operating in Mexico:			
VTech Innovations, S.A. de C.V.	Class A PESO5,000 Class B PESO80,840,930	*100	Manufacture of telecommunication products
Incorporated and operating in the US:			
# VTech Industries, LLC.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products
VTech Innovation L.P.	US$110,000,100	*100	Sale of telecommunication products
# HomeRelay Communication, Inc.	US$10,072,800	*85	Provision of web services
Incorporated and operating in Canada:			
VTech Electronics Canada Limited	Class A C$5,000 Class B C$195,000	*100 *100	Sale of electronic and telecommunication products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V. (formerly VTech Electronics Netherlands B.V.)	DFL33,550,000	*100	Sale of electronic products

26. PRINCIPAL SUBSIDIARIES (continued)

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in the United Kingdom:			
# VTech Electronics Europe plc (formerly VTech Electronics (UK) plc)	GBP500,000	*100	Sale of electronic products
Incorporated in the British Virgin Islands and operating in the People's Republic of China:			
Asian Luck Limited	US$1	*100	Manufacture of electronic & telecommunication products

* Indirectly held by subsidiaries

Principal subsidiaries not audited by PricewaterhouseCoopers. The aggregate net assets of these principal subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 10.8% of the Group's net assets.

27. RELATED PARTY TRANSACTIONS

In the normal course of business and on normal commercial terms, the Group undertakes a variety of transactions with certain of its associates. None of these transactions was material to the Group's results.

28. POST BALANCE SHEET DATE EVENT

On 25th January 2001, the Group filed a complaint against Lucent Techologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million. Such amount, after deducting incidental expenses, will be fully settled in cash on or before 3rd July 2002.

29. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 26th June 2002.

VTech in the Last Five Years

	Note	1998 US$ million	1999 US$ million	2000 US$ million	2001 US$ million	2002 US$ million
		Consolidated income statement for the years ended 31st March				
Turnover	(i)	841.7	960.6	1,045.9	1,334.9	**959.8**
Cost of sales	(ii)	(524.5)	(611.6)	(723.2)	(1,013.6)	**(671.0)**
Gross profit		317.2	349.0	322.7	321.3	**288.8**
Selling and distribution costs		(145.1)	(163.5)	(179.7)	(275.2)	**(153.8)**
Administrative and other operating expenses	(iii) & (iv)	(55.8)	(58.4)	(54.1)	(69.2)	**(65.0)**
Research and development expenses	(ii)	(30.1)	(40.3)	(42.7)	(66.6)	**(33.0)**
Loss on disposal of subsidiaries		(6.6)	—	—	—	**—**
Restructuring and impairment charges		—	—	—	(110.4)	**(14.0)**
Operating profit/(loss)		79.6	86.8	46.2	(200.1)	**23.0**
Net finance (costs)/income		1.0	1.1	1.3	(12.5)	**(8.6)**
Share of results of associates		—	—	(0.1)	(0.5)	**(0.5)**
Profit/(loss) before taxation		80.6	87.9	47.4	(213.1)	**13.9**
Taxation	(v)	(11.0)	(5.5)	(2.5)	(1.8)	**(2.6)**
Profit/(loss) after taxation		69.6	82.4	44.9	(214.9)	**11.3**
Minority interest		—	(0.1)	(0.1)	(0.1)	**(0.1)**
Profit/(loss) attributable to shareholders		69.6	82.3	44.8	(215.0)	**11.2**
Earnings/(loss) per share (in US cents)	(vi) & (vii)	32.3	38.6	21.0	(96.7)	**5.0**

		1998	1999	2000	2001	2002
(i)	Turnover includes the following amounts attributable to discontinued operations:	14.9	—	—	—	—
(ii)	Depreciation on moulds for new products that ultimately go into production for the years ended 31st March 1998 to 31st March 2000 has now been reclassified and included within cost of sales instead of within research and development expenses by the following amounts:	5.3	7.5	7.8	—	—
(iii)	Administrative and other operating expenses have been adjusted for the effect of IAS 19 (revised in 1998) by the following amounts:	0.4	0.6	—	—	—
(iv)	Administrative and other operating expenses have been adjusted for the effect of IAS 40 by the following amounts:	0.2	(0.4)	(0.2)	—	—
(v)	Taxation has been adjusted for the effect of IAS 12 (revised in 1996) by the following amounts:	(0.1)	—	—	—	—

(vi) The earnings per share for the years ended 31st March 1998 to 31st March 1999 have been adjusted for the scrip dividend issued on 8th February 2000.

(vii) The earnings per share for the years ended 31st March 1998 to 31st March 1999 have been adjusted for the effect of IAS 12 (revised in 1996) on the taxation charges and IAS 19 (revised in 1998) on administrative and other operating expenses set out in (iii) & (v) above.

	Note	1998 US$ million	1999 US$ million	2000 US$ million	2001 US$ million	2002 US$ million
		Consolidated statement of net assets as at 31st March				
Non-current assets						
Tangible assets	(i)	103.2	100.6	165.9	96.0	**58.0**
Leasehold land payments	*(ii)*	7.2	7.1	7.1	7.0	**3.1**
Negative goodwill		—	—	(32.2)	—	**—**
Deferred tax assets	(iii)	7.5	5.4	4.3	4.0	**4.3**
Investments		0.2	0.2	1.8	0.5	**0.4**
		118.1	113.3	146.9	107.5	**65.8**
Current assets						
Stocks		119.5	91.9	256.8	187.5	**94.4**
Assets held for sale		—	—	—	30.4	**24.5**
Debtors and prepayments	(iv)	119.5	148.0	244.5	255.6	**165.3**
Taxation recoverable		0.3	2.2	3.1	3.6	**3.0**
Cash at bank and deposits		55.0	97.3	79.6	56.2	**63.3**
		294.3	339.4	584.0	533.3	**350.5**
Current liabilities	(iv) & (v)	(170.8)	(154.6)	(262.0)	(421.7)	**(259.7)**
Net current assets		123.5	184.8	322.0	111.6	**90.8**
Total assets less current liabilities		241.6	298.1	468.9	219.1	**156.6**
Long-term liabilities						
Borrowings		(6.1)	(14.1)	(169.7)	(136.9)	**(65.2)**
Deferred tax liabilities	*(iii)*	(1.1)	(1.7)	(1.4)	(1.3)	**(1.2)**
		(7.2)	(15.8)	(171.1)	(138.2)	**(66.4)**
Minority interest		(0.9)	(0.7)	(0.8)	(0.9)	**(0.8)**
Net assets/Shareholders' funds		233.5	281.6	297.0	80.0	**89.4**

		1998	1999	2000	2001	2002
(i)	Tangible assets have been adjusted in accordance with IAS 40 by the following amounts:	(9.4)	(8.5)	(6.9)	(6.8)	—
(ii)	Leasehold land payments have been adjusted in accordance with IAS 40 by the following amounts:	7.2	7.1	7.1	7.0	—
(iii)	Deferred tax assets and liabilities have been adjusted for the effect of IAS 12 (revised in 1996) by the following amounts:					
	Deferred tax assets	7.5	—	—	—	—
	Deferred tax liabilities	(1.1)	—	—	—	—
(iv)	Debtors and prepayments and current liabilities have been adjusted to include pension assets in accordance with IAS 19 (revised in 1998) by the following amounts:					
	Debtors and prepayments	0.7	1.4	—	—	—
	Current liabilities	(0.7)	(0.8)	—	—	—
(v)	Current liabilities have been adjusted to exclude the final dividend proposed in accordance with IAS 10 (revised in 1999) by the following amounts:	21.2	26.5	—	—	—

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman

Albert LEE Wai Kuen
Deputy Chairman

Paddy LAW Wai Leung
Group Chief Executive Officer

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Board of Management

Paddy LAW Wai Leung
James C. KRALIK
Dennis W. PERRY
Andy LEUNG Hon Kwong
Alan TSO Yan Wing
Edwin YING Lin Kwan
Kent WONG Wah Shun

Audit Committee

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

Secretary

CHANG Yu Wai

Registered Office

Clarendon House
Church Street
Hamilton HM11, Bermuda

Principal Office

57 Ting Kok Road, Tai Po
New Territories, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

Auditors

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Principal Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road
P.O. Box HM1540, Hamilton HM FX
Bermuda

UK Branch Registrars

Capita IRG Plc
Bourne House, 34 Beckenham Road
Kent BR3 4TU, DX91750
Beckenham West, United Kingdom

Hong Kong Branch Registrars

Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

ADR Depositary

The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286, USA

from Hong Kong
entrepreneur…



vtech

25th
ANNIVERSARY
1976-2001

There's an old saying... "find a job you love, and you'll never work a day in your life."

I couldn't agree more. I feel extremely fortunate that I've been able to spend my entire life exploring my particular fascination – electronics.

What a great pleasure it has been for me to watch our company grow from modest beginnings in a small city with essentially no electronics infrastructure to become an international corporation.

When VTech was founded in 1976, we had a mere 2,000 square feet office, 40 employees, and sales under US$1 million. Today, we have some 17,500 employees worldwide and sales reached US$959.8 million. VTech has evolved to become a global company with international reach and a focus on telecommunication and electronic learning products.

This success is due to the personal contribution of employees and the loyalty and support of our customers, bankers, suppliers and business associates – and the dreams and visions of hundreds of colleagues who share my passion to make a mark on the world through the magic of electronics.

It's a great pleasure to know that our technology has contributed to the world's changing view of human communications, understanding and perception. We pioneered incorporating electronic learning features into toys, allowing children to have fun while learning. We introduced innovations in telecommunications that enhanced the way we communicate and live our everyday lives.

VTech's next 25 years will be no less exciting and challenging. Technological advances continue at a rapid pace and world markets today have truly become one global arena. VTech is meeting the challenges as an opportunity to move up the value chain towards being a global brand.

As we go forward at VTech, we reaffirm our commitment to quality, service and innovation while maintaining the highest ethical standards. We will nurture our corporate culture that fosters creative contribution from our employees so they can deliver the quality of services and products that our customers have come to expect from us.

Our strategy will remain focused on our core businesses, capitalizing on our R&D strengths and strengthening our international sales and marketing network. Strict adherence to this strategy has helped VTech become one of the world's leading consumer-focused technology companies. We'll only get better in the future.

My thanks to all those who have helped build VTech into what it is today and who are devoting create what it is becoming tomorrow.



Allan WONG Chi Yun Chairman

"VTech provides a working environment that encourages all levels of employees to comment and contribute... The company is quick to adopt new technologies while actively looking for innovative solutions to meet market demands."

Matt Ramage
VTech Communications, Inc
Vice President
Telecom Sales and Product Development
Beaverton, Oregon, USA

1976
Founded by Mr. Allan WONG and Mr. Stephen LEUNG

1978
Developed the first portable game based on a single-chip microprocessor

1980
Launched the first electronic learning aid – Lesson One

1981
Developed the first Laser brand personal computer

1982
Established the first overseas sales subsidiary which became the foundation for today's distribution network in the US

1984
Began manufacturing satellite receivers on a contract manufacturing basis for the US market



Lesson One > 1980



Lesson One Plus > 1981



Talking Whiz Kid > 1987

2

Our first 25 years

When VTech was founded in the mid-1970s, it was a period of dramatic change in the electronics industry, both in Hong Kong and worldwide. In Hong Kong, the main industry was textiles, the electronics industry was just beginning to develop.

It was during this time that Japanese companies emerged as a major force in the electronics world. In order to compete by lowering costs, US and European manufacturers established factories in southeast Asia and Hong Kong was seen as an ideal location.

Hong Kong combined skilled labor, advanced communications, first-rate port facilities and a stable government that encouraged free trade and the development of the electronics industry. Most of the new manufacturers were either subcontractors utilizing foreign designs or companies manufacturing traditional products, such as transistor radios.

Incorporated in Hong Kong in 1976

Meanwhile in the US, Intel had just developed the world's first microprocessor chip, which was to revolutionize the electronics industry.

The Early Years In 1976, two young engineers, Allan WONG and Stephen LEUNG, with a US$40,000 investment and 40 staff, set up business in the Tokwawan area of Hong Kong.

The partners, with innovative ideas, strong management skills and long-term vision, quickly recognized that the most obvious application of the newly developed technology was in portable electronic games. They felt this product would have immense appeal because it could be interactive, fun and interesting.

By 1978, they incorporated the new micro-processor chip into the design of VTech's first portable electronic game, which soon expanded into a full range of in-house designed electronic games that won many export and design awards.

During the late 1970s, VTech's competition was intensively evaluating the potential uses of the new technology, but it was VTech that produced its first portable electronic game and ushered in the beginning of the interactive TV game era.

The games were an instant success. They demonstrated that no matter how innovative a game might be, its commercial appeal was critical to success. This concept over the years remained fundamental to VTech's approach to innovation and product development.

ELPs are Born In 1981, VTech introduced its first electronic learning product – Lesson One™, which would signal the beginning of one of the Group's core businesses dedicated to bridging the worlds of entertainment and learning.

During the early 1980s, uncertainties over Hong Kong's future after the scheduled 1997 handover affected the territory's stability. High interest rates, protectionism from quotas and the exodus of both people and capital all took their toll on the economy. Fears and rumors about Hong Kong's fate caused the Hong Kong dollar to plummet and the government took steps to stabilize the territory's exchange rate by linking to the US dollar.

"VTech gives me an opportunity to showcase my talent and creativity – right here in Hong Kong. We are all dedicated to innovation and are willing to try new ideas and approaches in everything that we do, every day. I believe it is the key to VTech's success in the past 25 years."

Vincent Yuen
VTech Electronics Ltd
Senior Manager, Product Development
Hong Kong

1986
Listed in Hong Kong in June under the name of "Video Technology International (Holdings) Ltd" (by way of introduction)

1987
Established the first European sales subsidiary to lay the groundwork of today's continental network

1988
Opened the Group's first mainland manufacturing site in Houjie town, Dongguan City, Guangdong Province, China

1989
Formed a joint venture with Technophone Ltd UK to manufacture cellular telephones in Hong Kong

1990
Acquired majority interest in Leading Technology and thereby significantly expanding VTech's computer distribution network in the US

Delisted from the Stock Exchange of Hong Kong in October



The world's first fully digital 900MHz cordless phone > 1992



Video Painter Design Studio > 1993



The first DECT model produced outside Europe > 1996

During this period, VTech maintained its faith in Hong Kong and continued to invest heavily in developing its business. While VTech's initial success was in large part due to a single major innovation, the company knew that it needed a range of products to drive it forward. This lack of reliance on a single innovation or popular new product became one of VTech's major strengths.

Employees approximately 17,500, including more than 740 R&D professionals

By the end of 1980, VTech's confidence in Hong Kong was rewarded. Its fortunes soared through the development of several successful offerings, including electronic learning products, cordless phones and computers. A range of electronic learning aids for children was especially successful.

Success in the US As its product range expanded, VTech foresaw a need to expand its distribution channels to ensure long-term sustainable success. In 1982, when most Hong Kong manufacturers were subcontractors to western brand names, VTech established a sales and distribution subsidiary in the US. VTech thus became the first Hong Kong electronics company to design and market its own brand-name products overseas. This far-sighted initiative and strategy has paid significant rewards.

The signing of the Joint Declaration between Britain and China restored confidence to the Hong Kong business community. Having no quotas to curb its growth, the electronics industry then quickly became Hong Kong's premier industrial sector.

With the success of VTech's US operations, the company decided to become global. During the next five years subsidiaries were established in UK, France, Germany, Spain, Switzerland, Belgium and the Netherlands. The expanded network was important to overall distribution and provided much needed customer support and feedback.

In the late 1980s, China's open door policy spurred Hong Kong's economy to new heights. The property market began to boom. Unemployment rates dropped to near zero and inflation skyrocketed. Hong Kong became the fastest-growing economy in the world.

Made in China With a successful research and development program, innovative products, and global distribution, VTech needed to cope with surging demand. The company began to expand its manufacturing base with a view toward long-term growth. VTech looked to southern China and began to set up a large manufacturing plant in the Dongguan area.

Rather than just seeking inexpensive labour and land, this was a long-term commitment. It included extensive professional development for its locally-recruited Chinese staff, a substantial investment in management training and the development of the research capabilities of its large pool of qualified engineers.

VTech recruits high talent from around the world. In 1995, the Group assembled over 700 professionals dedicated to innovation and cost-effective design and invested more than US$30 million in research and development.

"We have a very clear vision of what we want our company to be... The fact that we are willing and able to do things differently in the future will make VTech stronger than ever before... I want to personally thank Senior Management for allowing us to be part of this wonderful journey."

Sven Marquart
VTech Electronics Europe GmbH
European Director,
Marketing and Product Development
Stuttgart, Germany

1991
Renamed "VTech Holdings Limited"

Obtained a primary listing on the London Stock Exchange in October

Introduced the first 900MHz cordless telephone to the US market

1992
Re-listed in Hong Kong (dual primary listing) in November (by way of introduction)

1993
Established American Depository Receipt ("ADR") Program in December for VTech's shares in the US

1995
Established a new central warehouse in the Netherlands to accommodate business growth in Europe

1996
Became the first in the industry to introduce 900MHz cordless phones (basic version) at a competitive retail price below US$100 in the US

Introduced the first 1.8GHz cordless phone (DECT) to the European market



900MHz cordless phone > 1999



Pull 'n Play™ Phone > 2000



Mirage A100 DECT cordless phone > 2000

By remaining focused on its fast-growing business areas, VTech became a multinational success story and one of Hong Kong's most dynamic and prosperous enterprises.

VTech as No1 By 1996, VTech's educational learning products were Number One in the US and Europe with over 60% market share in most markets. The digital 900MHz cordless telephones also dominated the US market. In June 1997, the company divested a low margin personal computer manufacturing business to focus on cordless phones, electronic learning products and contract manufacturing services.

State-of-the-art manufacturing facilities in Dongguan, China

In 1997, following the handover to China, VTech continued to grow by investing in new businesses and increasing market share. The economic turmoil in Asia in 1997 and 1998 had no real negative effect on the company as its major markets were in Europe and the US and most of its revenues were in US and European currencies.

Professionalization By the late 1990s, the company realized it had to go beyond product innovation and development and address other aspects of the business if it was to continue to thrive in the global marketplace.

A more professional management structure and processes were needed to manage this global corporation. The company thus began to evolve from an entrepreneurial, product-focused enterprise driven by creative and innovative engineers to a professionally managed corporation.

Outside expertise was retained to help develop and manage the change process. People with strong marketing, general business or supply chain backgrounds were recruited from the outside for top positions. Gradually, VTech acquired the skills and knowledge needed to continue to move forward.

In 2000, VTech passed the US$1 billion mark in sales, a milestone which reflected its continued success. The company also completed acquisition of Lucent Technologies' consumer phone business and obtained an exclusive right to use the AT&T brand name on consumer telephone products in the US and Canada.

The year 2001 was undoubtedly the most difficult for VTech. Problems in the Lucent deal led to some major operating losses and write-offs. There also were negative external factors including a weak Euro, shortages of components and deteriorating market conditions in the US. Worldwide, the high technology sector had suffered a substantial decline in its fortunes.

However, as VTech had already initiated change, all of this acted as a catalyst to hasten the process and trigger a broad-based restructuring of the entire group. Units were merged and streamlined, non-performing business units were scaled down and restructured and operations were consolidated.

Market Focus As the restructuring was successfully completed, VTech turned its attention to brand, customer and supply chain. While always conscious of the general needs of

"VTech gives all members of the staff an opportunity to show their talents and grow with the company. Through our commitment to innovation and technology, I believe that VTech will continue to be one of the most successful Hong Kong-based international corporations."

Angela Au
VTech Corporate Services Ltd
Training Manager
Hong Kong

1997
Opened a second mainland manufacturing site in Liaobu town, Dongguan City, Guangdong Province, China to facilitate production of telecommunication products

Divested personal computer manufacturing business in Hong Kong and distribution in Europe

1998
Established a new telecom R&D center in Calgary, Canada to further strengthen the Group's telecomunication R&D capabilities

1999
Introduced the first line of portable email appliances which can send and receive emails at the touch of a button without using a PC

Completed development of a 2.4GHz global cordless phone platform, enabling the Group to further capitalize on opportunities in the telecommunications industry



Alphabert™ The Ready to Read Robot > 2000



Me-Mo-Mo™ > 2001



900MHz cordless phone > 2001

its customers, VTech began building closer customer relationships, achieving a more in-depth understanding of end users' needs and a stronger market research capability. It also began to pay greater attention to the importance of brand and brand building, an equity it had yet to fully exploit.

Dual primary listing in London and Hong Kong and ADR in the United States

A new commitment was made to marketing – to become a more customer-centric organization. Over the years, VTech's success in electronic learning products was due to its ability to combine leading– edge technology, innovative product design and exceptional quality.

Greater emphasis was placed on building a superior marketing capability. To strengthen VTech's competence in this area, talented executive with a strong background in consumer product marketing was recruited to direct the entire operations, including worldwide sales and marketing for both telecommunication products and electronic learning products businesses.

Throughout its history, VTech remained committed to Hong Kong and actively participated in the development of its electronics industry. VTech executives worked with the government to promote the Hong Kong electronics industries overseas, and with universities in research and development projects in an effort that has benefited all of Hong Kong's manufacturing industries.

Towards a Global Brand Over the long term, the company anticipates that China will become a major market for VTech products. Now that China is a member of the World Trade Organization, the business environment for selling products to the domestic China market is expected to improve greatly. As household incomes increase, a strong market is expected to emerge for telecommunication and electronic learning products.

VTech has experienced a rich, fulfilling generation of accomplishment and productivity. VTech is indeed one of the world's most famous Hong Kong consumer electronics brand name. Its influence and work can be felt and seen across countries and cultures. The company owes its success to the work, contributions and support of its employees, suppliers, business associates, customers and shareholders.

Today, VTech is evolving into a new company. VTech is moving up the value chain from being an efficient supplier of products to a company actively creating demand for those products. This process of evolution will undoubtedly generate substantial rewards for VTech's shareholders – and continue to change the way millions of people around the world learn during the early years of their lives…and communicate to each other throughout their entire lives.

"VTech has allowed me to use my abilities to contribute to the rapid growth of our company… I'm truly passionate about what we're doing… Congratulations to VTech for creating a company that means so much to so many people around the world."

Karlene Anderson
VTech Communications, Inc
Senior Staff Accountant
Beaverton, Oregon, USA

2000

Completed the acquisition of Lucent Technologies' consumer phone business

Obtained an exclusive right for 10 years to use the AT&T brand name in connection with its manufacture and sale of wireline telephones and accessories in the US and Canada

Launched the first B2B website, Chinacommercer.com in China in October

2001

Announced a broad based business restructuring plan in March to focus on core businesses, drive maximum operational efficiencies and reduce unnecessary overheads

Completed expansion of contract manufacturing services facilities in Dongguan, increasing factory capacity to 337,000 square feet

2002

Launched new corporate identity system as part of wider strategy to strengthen marketing

Announced the launch of the industry's first 5.8GHz cordless phone at the Consumer Electronics Show in the US



2.4GHz cordless phone > 2001



Voyager > 2002



5.8GHz cordless phone > 2002

...to global brand.



VTech global operations

Group Headquarters

Hong Kong
VTech Holdings Ltd
VTech Telecommunications Ltd
VTech Electronics Ltd
VTech Communications Ltd

Research & Development Centers
United States
Canada
Hong Kong
China

Manufacturing Facilities
China

Overseas Sales Offices

China
VTech Electronics (Shenzhen) Co. Ltd, Beijing Office
Chinacommercer Ltd
Guangzhou SCVTech System Technology Ltd

USA
VTech Communications, Inc
Advanced American Telephones
VTech Telecom, LLC
VTech Electronics North America, LLC
VTech (OEM), Inc
VTech Connect, Inc

Canada
VTech Electronics Canada Ltd
VTech Telecommunications Canada Ltd

United Kingdom
VTech Electronics Europe Plc
VTech Communications Ltd

Germany
VTech Electronics Europe GmbH
VTech Telecommunications Germany

France
VTech Electronics Europe S.A.

Spain
VTech Electronics Spain S.L.

The Netherlands
VTech Europe B.V.
VTech Electronics Europe B.V.

Japan
VTech Electronics (Japan) Inc
VTech Communications (Japan) Ltd

由一家始創
於香港的企業...



vtech

25th ANNIVERSARY 1976-2001

有一句老話…“只要找到自己熱愛的事業，便可以天天享受工作的樂趣。”

我對這說法深表贊同。我感到非常幸運，能夠畢生探索所喜愛的電子世界。

偉易達在香港這個早年缺乏電子業基建的小城市開業，並由一家小公司發展成為跨國集團，我非常高興能見證這段歷程。

偉易達始創於一九七六年，當時我們的寫字樓只有2,000平方呎，僱用員工40人，營業額還不到一百萬美元。時至今日，我們在全球各地僱用約17,500名員工，營業額達九億五千九百八十萬美元。偉易達現已成為一家擁有廣泛國際網絡的跨國集團，專注於電子學習產品、電訊產品及承包生產業務。

這項成就，全賴各員工的貢獻，以及客戶、銀行、供應商和業務夥伴等的愛護和支持。當然，同事們的夢想和遠見，亦同樣功不可沒。他們與我同樣懷著一份熱誠，希望憑著神奇的電子科技，在世界上留下光輝的印記。

我很高興，集團以嶄新科技，改變了人際間溝通、了解及和觀感。我們率先將電子學習功能融入玩具之中，為小朋友的學習帶來無窮樂趣。我們又開發創新的電訊產品，改善我們日常生活的溝通模式。

展望未來25年，偉易達的發展只會更加精采，但亦會面對更多挑戰。隨著科技繼續高速發展、全球市場逐漸一體化，偉易達將把握挑戰所帶來的機遇，不斷提升業務價值，從而令偉易達變為國際知名的品牌。

當偉易達與時並進，我們亦再次肯定對質素、服務和創意的承諾，並維持最高的商業操守。我們將致力培養有利員工發揮創意的企業化，以鼓勵他們為客戶提供優質產品及服務，不負顧客對我們的期望。

集團的策略仍然是專注發展核心業務，從中發揮我們的科研實力，並加強集團的國際營銷網絡。我們恪守此策略，成功令偉易達發展成一家全球主要的「以客為本」科技集團之一，而日後定能取得更高成就。

我對所有曾協助偉易達奠定今日的成就和創造美好明天的人士致以衷心謝意。



主席 黃子欣

“偉易達提供鼓勵各級員工發表意見和作出貢獻的工作環境。集團善於運用嶄新科技，同時積極尋求能配合市場需求的創新方案。”

美國俄勒岡州比佛敦
VTech Communications, Inc.
電訊營銷及產品開發副總裁
Matt Ramage

一九七六年
由黃子欣先生及梁棣華先生聯席創辦

一九七八年
開發首部以單晶片微型處理器製造的手提電子遊戲機

一九八零年
推出首部電子學習產品 Lesson One

一九八一年
開發首批 Laser 品牌的個人電腦

一九八二年
設立首間海外分公司，為今天的美國分銷網絡奠定基礎

一九八四年
開始以承包生產方式，為美國市場製造衛星接收器



一九八零年 > *Lesson One*



一九八一年 > *Lesson One Plus*



一九八七年 > *Talking Whiz Kid*

回首25年

當偉易達於七十年代中期創立時，香港以至全球的電子工業正經歷巨變。當時香港的主要工業是紡織業，而電子業仍處於萌芽階段。

在這段時期，日本公司崛起成為國際電子業一股強大的勢力。為了降低成本以增強競爭力，美國和歐洲的電子製造商紛紛在東南亞設廠，而香港亦被視為一個理想的生產基地。

香港具備天時地利人和：熟練的技術勞工、先進的通訊網絡、一級的港口設施、鼓勵自由貿易和電子工業發展的穩定政府。當時香港的電子廠商，大部分是採用外國設計來製造產品的分判商，或者是製造半導體收音機等傳統電子產品的廠商。

1976 年於香港成立

於同一時間，美國的英特爾剛開發出全球首枚微型處理器晶片，為電子業掀起了變革浪潮。

早年 一九七六年，黃子欣先生及梁棪華先生兩位年輕的工程師，以40,000美元的創業資金，在香港土瓜灣設立公司，聘請員工40名。

這兩位富有創意、擅長管理和目光遠大的合作夥伴很快發現，當時新開發的科技最適合用來發展手提電子遊戲機。他們相信以手提電子遊戲機的互動功能和有趣設計，必定會大受歡迎。

到了一九七八年，他們採用嶄新的微型處理器晶片來設計偉易達首批手提電子遊戲機，其後一系列出自偉易達設計的電子遊戲機亦相繼推出，並贏得多個出口及設計獎項。

在七十年代後期，當其他同業還在努力評估晶片科技的發展潛力時，偉易達已製成首部深受歡迎的手提電子遊戲機，標誌著互動電視遊戲時代的來臨。

遊戲機推出後，立即掀起熱潮。這些產品證明，遊戲本身的創意非常重要，商業吸引力亦是成功的關鍵。多年來，偉易達便一直貫徹這個信念，作為不斷創新和產品發展的基石。

電子學習產品的出現 於一九八一年，偉易達推出首部電子學習產品Lesson One™，標誌著集團開展它其中一項的核心業務，致力開發學習與娛樂並重的產品。

在八十年代初期，九七主權移交為香港的前途帶來不明朗因素，影響社會穩定。利率高企、出口配額限制、人才及資金外流等，均對經濟造成衝擊。香港的前途引起憂慮，加上

"偉易達給我機會，讓我能在香港發揮所長。我們所有同事均擁有創新精神，願意在日常運作上嘗試嶄新的意念和辦事方式。我相信，這正是偉易達25年來的成功關鍵。"

香港
偉易達電子產品有限公司
產品發展高級經理
賀志明

一九八六年
六月份在香港以「Video Technology International (Holdings) Ltd」的名義上市（以介紹形式上市）

一九八七年
設立首間歐洲分公司，為今天的歐陸分銷網絡奠定基礎

一九八八年
在中國廣東省東莞市厚街鎮開設集團在內地的首間廠房

一九八九年
與英國Technophone Ltd 合作，在香港生產流動電話

一九九零年
收購Leading Technology的大多數股權，藉此大幅擴展偉易達在美國的電腦分銷網絡

於十月在香港聯合交易所除牌



一九九二年 > 世界首部數碼制式900兆赫無綫電話



一九九三年 > Video Painter Design Studio



一九九六年 > 首部在歐洲以外地區生產之1,800兆赫無綫電話

謠言的影響，拖累港元暴跌，港府便將港元與美元掛勾，以穩定港元匯價。

這段期間，偉易達對香港充滿信心，繼續在業務發展方面作出重大投資。偉易達在創辦初期的成功，主要是倚靠一項極具創意的產品。然而，管理層知道，公司需要不斷推陳出新，才能保持發展動力。這種不倚靠單一創意及產品的發展方針，成為偉易達日後的競爭優勢之一。

擁有約17,500名員工，包括超過740名產品研究及開發專才

到了一九八零年後期，偉易達對香港投下的信心得到回報。公司研發的多項產品，包括電子學習產品、無繩電話和電腦，均帶來可觀的收益。而一系列專為兒童而設的電子學習輔助產品，更特別受市場歡迎。

在美國取得成功 在擴充產品種類後，偉易達預見還需要拓展分銷渠道，才能保持長遠的成功發展。一九八二年，當大部分香港廠商仍以承包生產方式為西方品牌的製造產品，偉易達已在美國成立分公司，成為香港首家在海外設計及推廣本身品牌產品的電子公司。這種高瞻遠矚的策略部署，為集團帶來了可觀回報。

中英政府簽署聯合聲明後，香港商界對前景恢復信心。由於不受出口配額限制，電子業急速增長，旋即成為香港一種舉足輕重的工業。

有見美國業務成功發展，偉易達決定進一步開拓國際市場。在短短五年內，集團在英國、法國、德國、西班牙、瑞士、比利時和荷蘭開設分公司。業務網絡的擴展，有助加強整體分銷業務，亦可藉此為客戶提供更多支援及收集他們的意見。

在八十年代後期，受到中國改革開放政策的帶動，香港經濟起飛。地產市場興旺，香港市民接近全民就業，而通脹率則大幅飆升，香港頓然成為全球增長最快的經濟體系。

中國內地設廠生產 偉易達此時已擁有成功的科研計劃、創新的產品和及廣泛的國際分銷網絡。為應付急劇增長的市場需求，集團開始擴充生產基地，為長線發展而鋪路。偉易達選擇了於中國華南地區的東莞市設立大型廠房。

偉易達在內地設廠，並非只是為了尋求低廉的勞工和土地，而是一項長遠的承諾，包括為當地聘用的中國員工提供廣泛的專業培訓、在管理培訓方面作出重大投資，並對旗下的專業工程師進行科研方面的培訓。

"我們對公司的發展目標非常清晰，我們不斷求變的精神，必定會使偉易達更加強大。我要感激管理高層，讓我們能參與集團的發展，共創佳績。"

德國司徒加特
VTech Electronics Europe GmbH
市場及產品發展
歐洲總監
Sven Marquart

一九九一年
易名為「偉易達集團」

於十月份在倫敦證券交易所作第一上市

在美國市場推出首部900兆赫無繩電話

一九九二年
於十一月透過介紹方式在香港重新上市(連同在倫敦上市，即擁有雙重上市地位)



一九九九年 > 900兆赫無繩電話

一九九三年
於十二月設立美國存託憑證計劃，方便在美國買賣偉易達股票

一九九五年
在荷蘭設立新的中央貨倉，配合歐洲的業務增長



二零零零年 > Pull 'n Play™ Phone

一九九六年
成為業內首間公司在美國以低於100美元的價格發售900兆赫無繩電話(基本型號)

在歐洲市場推出首部1,800兆赫(DECT)無繩電話



二零零零年 > Mirage A100 1,800兆赫無繩電話

偉易達在全球各地招賢納士。於1995年，集團共有700多位專業人員，從事創新及具有成本效益的產品設計工作，並投入30,000,000美元於產品研究及開發方面。由於偉易達集中開發增長迅速的業務領域，因此不單成功發展為一家跨國企業，而且亦是香港其中一間最具活力及發展迅速的企業。

偉易達產品銷量第一 到了一九九六年，偉易達的電子學習產品已穩佔美國和歐洲市場的銷量榜首，並在大部分市場擁有超過60%的佔有率，而其900兆赫數碼無線電話更雄霸美國市場。一九九七年六月，集團決定出售邊際利潤低的個人電腦業務，從此便專注發展無繩電話、電子學習產品和承包生產業務。

位於中國東莞的先進生產設施

一九九七年香港回歸後，偉易達繼續投資新業務和擴大市場佔有率。集團的主要市場位於歐洲和美國，其大部分收入均以美元和歐洲貨幣計賬，故一九九七年和一九九八年的亞洲金融風暴並沒有為集團帶來負面的影響。

到了九十年代後期，集團意識到，若要繼續在國際市場持續發展，便必須超越產品創新和開發的範疇。

專業化 為了妥善管理國際業務，集團需要建立一個更專業的管理架構和程序。於是，偉易達開始從一家由具創意之工程師及產品主導的企業，演變為一家專業管理的機構。

為了推動及達成集團的改變，偉易達向外羅致專才，聘請了一班在市場推廣和供應鏈管理方面具備深厚資歷的人士擔任高職。透過這項轉變，偉易達擁有所需的技巧和知識繼續向前邁進。

二零零零年，偉易達的營業額突破10億美元，標誌著集團續創佳績的又一里程。此外，偉易達亦完成收購朗訊科技的消費性電話業務，並在美國和加拿大的消費性電話產品方面取得AT&T品牌的獨家使用權。

對偉易達來說，二零零一年無疑是最困難的一年。由於與朗訊科技的收購出現問題，集團因此蒙受重大的營運虧損，並需要作出巨額撇賬。集團同時面對多項不利的外圍因素，包括歐羅疲弱、零件供應短缺，及美國市道不景等。在世界各地，高科技行業發展亦顯著放緩。

"偉易達為全體員工提供盡展所長的機會，與公司同步成長…偉易達致力創新和發展科技，我深信集團將會繼續成為紮根香港的成功跨國企業。"

香港
偉易達企業服務有限公司
培訓經理
區玉好

一九九七年

在中國廣東省東莞市寮步鎮開設在內地的第二間廠房，主要生產電訊產品

出售香港的個人電腦生產業務及歐洲的分銷業務

一九九八年

在加拿大卡加利開設新的電訊產品研究及開發中心，進一步加強集團的電訊產品科研實力

一九九九年

推出首部可攜式電郵收發器，用戶只需輕觸按鈕即可收發電郵，而毋須接駁電腦

成功開發2,400兆赫無綫電話平台，有助集團進一步緊握電訊業的商機



二零零零年 > Alphabert™ The Ready to Read Robot



二零零一年 > Me-Mo-Mo™



二零零一年 > 900兆赫無綫電話

然而，由於偉易達已展開業務重組，故上述因素反而加速集團的改革步伐，並促成集團作更廣泛的重組計劃。在重組過程中，集團合併和精簡業務單位，重組表現欠佳的業務，並進行業務合併。

市場主導 重組成功後，偉易達將注意力轉移至品牌形象、客戶和供應鏈管理的主題上。集團一向了解客戶的需要，但現在則更積極與客戶建立更緊密的關係，更深入地了解消費者的需求，並加強市場研究。

此外，集團亦更加重視品牌價值和建立品牌形象，以充分發揮這項優勢。

集團股份於倫敦及香港上市，並以美國存託憑證方式在美國買賣

偉易達對市場推廣作出新的承諾，更銳意成為一家「以客為本」的企業。過去多年，集團的電子學習產品藉著結合尖端的科技、創新的產品設計和超卓的品質，取得驕人的成績。

集團會比從前更著重市場推廣，為了加強這方面的實力，集團聘請了在消費產品市場推廣業務具有深厚資歷的行政人才，領導旗下業務。

自創立以來，偉易達一直紮根香港，並積極參與發展本港的電子工業。偉易達的行政人員曾與香港特別行政區政府合作，向海外推廣香港的電子業。集團亦與各大專院校攜手進行研究和發展項目，令香港的整體製造業受惠。

成為國際品牌 長遠來說，偉易達預期中國將成為集團產品的主要市場。由於中國已成為世界貿易組織成員，中國內銷市場的經營環境料會大大改善，加上中國人民的家庭收入不斷增加，故預計中國市場將為偉易達的電訊和電子學習產品帶來龐大的發展空間。

偉易達經歷了一段多姿多采的發展歷程，成就斐然。事實上，偉易達已成為全球知名度最高的香港消費性電子產品品牌之一，其影響力和工作成果深入不同的國家和文化。集團的成功，全賴其員工、供應商、業務夥伴、客戶和股東的努力、貢獻和支持。

今日，偉易達正不斷變革，由一間高效率的產品供應商變為一家重視市場推廣的公司。毫無疑問，這個演變過程將為偉易達的股東帶來豐厚回報，其產品亦將繼續改變全球無數人士在成長初期的學習模式…以至一生之中的溝通方式。

「偉易達讓我發揮所長，就集團的高速發展作出貢獻…我熱愛我們目前的工作…就偉易達為世界各地人士所創造的非凡成果，我在此向公司表示熱烈祝賀。」

美國俄勒岡州比佛頓
VTech Communications Inc
高級會計師
Karlene Anderson

二零零零年

完成收購朗訊科技的消費性電話業務

與 AT&T 簽訂品牌特許協議，集團可在十年內以獨家特許權方式採用AT&T品牌，生產及銷售有線電話及電話配件至美國及加拿大

於十月在中國推出首個企業對企業網站「中國商貿人」

二零零一年

於三月份宣布推出全面的業務重組計劃，專注發展核心業務、致力提升營運效率，並削減不必要的營運成本

完成擴充東莞的承包生產業務設施，將廠房面積增加至337,000平方呎

二零零二年

推出全新的企業形象系統，作為強化市場推廣策略之其中一部分

在美國消費電子產品展中宣布推出業界首部5,800兆赫無綫電話



二零零一年 > 2,400兆赫無綫電話



二零零二年 > Voyager



二零零二年 > 5,800兆赫無綫電話

...發展為國際知名的品牌



偉易達環球業務

集團總部
香港
偉易達集團
偉易達通訊設備有限公司
偉易達電子產品有限公司
偉易達電訊有限公司

研發中心
美國
加拿大
香港
中國

生產設施
中國

海外營銷辦事處
中國
偉易達電子產品(深圳)有限公司北京辦事處
中國商貿人有限公司
廣州華南偉易達科技有限公司

美國
VTech Communications, Inc
Advanced American Telephones
VTech Telecom, LLC
VTech Electronics North America, LLC
VTech (OEM), Inc
VTech Connect, Inc

加拿大
VTech Electronics Canada Ltd
VTech Telecommunications Canada Ltd

英國
VTech Electronics Europe Plc
VTech Communications Ltd

德國
VTech Electronics Europe GmbH
VTech Telecommunications Germany

法國
VTech Electronics Europe S.A.

西班牙
VTech Electronics Spain S.L.

荷蘭
VTech Europe B.V.
VTech Electronics Europe B.V.

日本
VTech Electronics (Japan) Inc
VTech Communications (Japan) Ltd

VTech Group of Companies

HEAD OFFICE
VTech Holdings Limited
57 Ting Kok Road
Tai Po, NT
Hong Kong
Tel : (852) 2680 1000
Fax : (852) 2680 1300

REGIONAL OFFICES

Japan
VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel : (81) 3 3479 4523
Fax : (81) 3 3479 4533

VTech Communications Japan Ltd.
Kyodo Building 701
3-9-2, Kanda Ogawa-machi
Chiyoda-Ku, Tokyo
Tel : (81) 3 5283 2731
Fax : (81) 3 5283 2732

USA
VTech Electronics North America, L.L.C.
2350 Ravine Way
Suite 100
Glenview
Illinois 60025-7625
Tel : (1) 847 400 3600
Fax : (1) 847 400 3601

VTech Communications, Inc.
8770 SW Nimbus Avenue
Beaverton
OR 97008-7195
Tel : (1) 503 596 1200
Fax : (1) 503 644 9887

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106
Saratoga
CA 95070-3065
Tel : (1) 408 252 8550
Fax : (1) 408 252 8555

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138-1170
Tel : (1) 617 576 3300
Fax : (1) 617 576 7753

Canada
VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel : (1) 604 273 5131
Fax : (1) 604 273 1425

UK
VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon OX14 3YT
Tel : (44) 1235 555545
Fax : (44) 1235 546805

Spain
VTech Electronics Spain, S.L.
Avenida de la Industria 51
Poligono Industrial
28108 Alcobendas
Madrid
Tel : (34) 9 1657 4400
Fax : (34) 9 1661 4914

France
VTech Electronics Europe S.A.
2, rue du Chateau d'Eau
Boite Postale 55
78362 Montesson Cedex
Tel : (33) 01 30 09 88 00
Fax : (33) 01 30 09 87 82

Netherlands
VTech Europe B.V.
Copernicusstraat 7
6003 de Weert
Industrial Estate Kampershoek
Tel : (31) 495 459110
Fax : (31) 495 459114

VTech Electronics Europe B.V.
Copernicusstraat 7
6003 de Weert
Industrial Estate Kampershoek
Tel : (31) 495 459110
Fax : (31) 495 459114

Germany
VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel : (49) 711 709 740
Fax : (49) 711 709 7449

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
本年報備有中文譯本，請向皇后大道東183號合和中心17樓1712－1716室香港中央證券登記有限公司索取。

Sedgwick Richardson / Roman Financial Press Limited

vtech VTech Holdings Ltd

57 Ting Kok Road, Tai Po, NT, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300 http://www.vtech.com email: investor_relations@vtech.com